Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

PSYONIC, Inc.
9999 Businesspark Ave, Suite B
San Diego , CA 92131
psyonic.io

Up to $2,740,128.75 in Class B Common Non-Voting at $2.43
Minimum Target Amount: $9,999.45

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: PSYONIC, Inc.
Address: 9999 Businesspark Ave, Suite B, San Diego , CA 92131
State of Incorporation: IL
Date Incorporated: November 23, 2015

Terms:

Equity

Offering Minimum: $9,999.45 | 4,115 shares of Class B Common Non-Voting
Offering Maximum: $2,740,128.75 | 1,127,625 shares of Class B Common Non-Voting
Type of Security Offered: Class B Common Non-Voting
Purchase Price of Security Offered: $2.43
Minimum Investment Amount (per investor): $294.03

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Bonuses*

Loyalty Bonus | 5% Bonus Shares

As you are an existing investor in PSYONIC, Inc., you are eligible for additional bonus shares.

Time-Based Perk

Super Early Bird

Invest within the first two weeks and receive 5% bonus shares.

Amount-Based Perks

Tier 1

Invest $1,000+ and Receive 2% bonus shares.

Tier 2

Invest $2,500+ and Receive 3% bonus shares.

Tier 3

Invest $5,000+ and Receive 5% bonus shares.

Tier 4

Invest $10,000+ and Receive 10% bonus shares.

Tier 5

Invest $25,000+ and Receive 20% bonus shares.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Owners' Bonus

PSYONIC will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 110 shares of Class B Common Voting Stock at $2.43 / share, you will receive 110 shares of Class B Common Voting Stock, meaning you'll own 110 shares for $243. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

PSYONIC, Inc. ("PSYONIC" or the "Company") is a corporation organized under the laws of the state of Illinois that produces our first product, the Ability Hand™, which is an FDA-registered advanced bionic hand. In the US, our hand has been covered by insurance including Medicare, the VA, worker's compensation, and private insurers. We have users of all genders and as young as 10 and as old as 85. We specifically targeted a design that will be covered by Medicare.

PSYONIC is the parent company of the PSYONIC Institute, L3C, a wholly-owned subsidiary that has been operated under the Company since 2022. The subsidiary company is a low-profit limited liability company pursuant to Section 1-26 of the Limited Liability Company Act and shall at all times significantly further the accomplishment of one or more charitable or educational purposes within the meaning of Section 170(c)(2)(B) of the Internal Revenue Code of 1986, or its successor, and would not have been formed but for the relationship to the accomplishment of such charitable or educational purposes.

PSYONIC Institute, L3C, is a manager-managed low-profit limited liability company, with PSYONIC, Inc. as its Manager. PSYONIC intends to organize PSYONIC Institute, L3C as a low-profit limited liability company pursuant to the Illinois Limited Liability Company Act, as amended, 805 ILCS 180/1-26, which shall finance the sales and research and development of bionic devices.

Intellectual Property: PSYONIC holds four US patent claims granted or pending.

Granted:

- US20190328550Al Compliant four-bar linkage mechanism for a robotic finger (11/2021)
- US11399967B2 System and method for a prosthetic hand having sensored brushless motors (8/2022)

Pending:

- 62904483 System and method for an advanced prosthetic hand (9/2019)
- 63148378 System and method for an artificial tendon-driven prosthesis (2/2021)

Competitors and Industry

Competition

The top 3 competitors making multi-articulated hands are 1) TASKA by Taska Prosthetics, 2) i-Limb by Ossur, and 3) bebionic by OttoBock. We have several competitive advantages over these hands. We believe our product is 2.5x faster, 25% lighter, and more robust. Also, all these hands do not provide sensory feedback to users.

We are approaching a convergence among what bionic hands are capable of for both humans and robots. Other technologies on the market are lacking. Hooks are inconvenient, outdated, and severely limited in functional range. Myoelectric devices are slow and heavy, hard to control, and offer no touch feedback. Most multi-articulated devices are too expensive, are hard to control, lack robust features, and offer no touch feedback. 3D-printed prosthetics are extremely fragile and can be uncomfortable. PSYONIC is leading the way forward with bionic technologies that solve these problems for users. Fast, tough, and intuitive, the Ability Hand™ is one of the only multi-articulated bionic hands with touch feedback on the market. That's why robotics researchers and prosthesis users alike are turning to the Ability Hand as their solution.

Industry

The global market for prosthetics and orthotics technologies is huge and full of potential.

$15.4 billion for prosthetics and orthotics by 2030 (5% CAGR)

$2.8 billion for robotic prosthetics segment by 2030 (9.2% CAGR) https://www.precedenceresearch.com/prosthetics-and-orthotics-market https://www.grandviewresearch.com/press-release/global-robotic-prosthetics- market Additional markets include:

Robotic end effectors - $6.45 billion by 2026 (12.3% CAGR) Neural control interfacing - $885 million by 2028 (14% CAGR)

https://www.mordorintelligence.com/industry-reports/robot-end-effector-market
https://www.marketreportsworld.com/global-and-united-states-neural-control-interface-market-20991655

Current Stage and Roadmap

Current Stage

We are currently in-market with our product.

Future Roadmap

In the next five years, in addition to elbows and wrists, we plan to develop an Ability Leg that can perform a triathlon.

In the next ten years, we expect our extended range of prosthetic devices to seamlessly integrate with the human neuromuscular system through nerve/brain implants, bone integration, and artificial tendons that suture to residual muscle/tendon.

The Team

Officers and Directors

Name: Aadeel Akhtar

Aadeel Akhtar's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Founder, CEO, President, Secretary, Treasurer, CFO
  Dates of Service: October, 2015 - Present
  Responsibilities: Akhtar manages the business and technical aspects of the company. This includes engineering, financing, sales, marketing, support, manufacturing, and hiring. Akhtar received an annual salary of $150K and presently holds 17,568,000 shares of Class A Common Voting Stock.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in PSYONIC, Inc. (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the equity should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. Our projections are based on market trends in the prosthetics, robotics, and neural interfacing industries, some of which are nascent and rapidly expanding. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company based on competitors and projections in the prosthetics and robotics industries. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of

private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any equity purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering equity and may close on any investments that are made. Because the amount of capital needed to scale a medical device/robotic hardware is high, even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan with respect to growing our R&D, sales & marketing, manufacturing, and operations. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable with respect to the prosthetics, robotics, and neural interface industries. Some assumptions invariably will not

materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants on bionic limbs for prosthetics and robotics.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company’s making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with No Voting Rights
The equity that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves “rolling closings,” which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer’s “offer” to the target’s investors would require registration or an exemption from

registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the prosthetics and robotics marketplaces at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs in the prosthetics and robotics fields. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
PSYONIC was formed on November 23, 2015. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. PSYONIC has had limited revenues generated since inception. While PSYONIC was profitable in 2022, there is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company holds 4 patents, 1 trademark, 4 internet domain names, and various trade secrets. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to

design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell our product is dependent on outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of our product may be subject to change and if they do then the selling our product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell our product and therefore your investment in the Company may be

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Device reimbursements in the prosthetics industry are strictly regulated by insurance and government policies.
Reimbursement for prosthetic devices is highly dependent on insurance companies as well as government policies. Changes in these policies may affect revenues. For example, this may include changes to codes that are reimbursed by Medicare and other insurance companies. If we are not able to adjust to changing laws or policies, our business may be harmed.

The cost of enforcing our patents, trademarks and copyrights could prevent us from enforcing them
Trademark, copyright and patent litigation has become extremely expensive. Even ifwe believe that a competitor is infringing on one or more of our patents, trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our patents, trademarks, or copyrights outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our patents, trademarks or copyrights could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our patents, trademarks or copyrights because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The growth of our business depends on our ability to finance new products.
We operate in a rapidly changing industry. Technological advances, the introduction of new products and new design and manufacturing techniques could adversely affect our business unless we are able to adapt to the changing conditions. To remain competitive, we must continue to incur significant costs in product development, equipment, facilities and invest in working capital. These costs may increase, resulting in greater fixed costs and operating expenses.

Products we manufacture may contain design or manufacturing defects, which could result in customer claims.
As a manufacturer of products that are used by consumers, we face an inherent risk of exposure to product liability claims or class action suits in the event that the use of the products we sell results in injury or damage. Any defects in the products we manufacture, whether caused by a design, manufacturing or component failure or error, may result in returns, claims, delayed shipments to customers or reduced or canceled customer orders. If these defects occur, we will incur additional costs and if in large quantity or too frequent, we may sustain loss of business, loss of reputation and may incur liability. In addition, to the extent that a claim is brought against us we may not have adequate resources in the event of a successful claim against us. The successful assertion of product liability claims against us could result in potentially significant monetary damages and, if our insurance protection is inadequate, could require us to make significant payments.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Aadeel Akhtar	17,568,000	Class A Common Voting	70.507%

The Company's Securities

The Company has authorized Class A Common Voting, Class B Common Non-Voting, SAFEs I-XVII, SAFE XVIII, and SAFEs XIX-XXIII. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,127,625 of Class B Common Non-Voting.

Class A Common Voting

The amount of security authorized is 25,000,000 with a total of 17,734,667 outstanding.

Voting Rights

1 vote per share.

Material Rights

There are no material rights associated with Class A Common Voting.

Class B Common Non-Voting

The amount of security authorized is 25,000,000 with a total of 9,042,038 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Non-Voting.

Material Rights

The total number of shares outstanding on a fully diluted basis, 26,776,705 shares, includes 17,734,667 shares of Class A Common Voting Stock, 9,042,038 shares of Class B Common Non-Voting Stock (which includes 3,750,000 shares available for issuance under the stock incentive plan).

SAFEs I-XVII

The security will convert into Non-voting safe preferred stock and the terms of the SAFEs I-XVII are outlined below:

Amount outstanding: $1,152,500.00
Interest Rate: 0.0%
Discount Rate: 20.0%
Valuation Cap: $10,000,000.00
Conversion Trigger: If there is a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company sells Preferred Stock at a fixed pre-money valuation (an "Equity Financing") ,before the expiration or termination of the instrument, the Company will automatically issue to the investor a number of shares of non-voting SAFE Preferred Stock equal to the purchase price of the SAFE (the "Purchase Amount") divided by the greater of the SAFE Price (as defined below), or (2) the Discount Price (as defined below), whichever calculation results in a greater number of shares of non-voting SAFE Preferred Stock (the "Conversion Price"). The "SAFE Price" means the price per share equal to the Cap divided by fully diluted outstanding common stock at the time of conversion. The "Discount Price" means the price per share of Preferred Stock sold in the Equity Financing, multiplied by the Discount Rate.

Material Rights

If there is a liquidity event before the expiration or termination of the instrument, the investor will, at its option, either (i) receive a cash payment equal to the Purchase Amount or (ii) automatically receive from the Company a number of shares of Common Stock equal to the purchase amount divided by the Liquidity Price, if the investor fails to select the cash option. If there is a Dissolution Event before the instrument expires or terminates, the Company will pay an amount equal to the purchase amount, due and payable to the holder immediately prior to, or concurrent with, the consummation of the Dissolution Event. If there are insufficient funds to pay the holder of the SAFE and any other SAFEs issued by the Company, in full, all of the Company's available funds will be distributed with equal priority, and pro rata, among the holders of SAFEs.

Upon an event of dissolution of the Company before the expiration or termination of the instrument, the Company will pay the holder an amount equal to the Purchase Amount, prior and in preference to any distributions to the holders of

outstanding capital stock. If there are insufficient funds to pay the holder of the SAFE and any other SAFEs issued by the Company, in full, all of the Company's available funds will be distributed with equal priority, and pro rata, among the holders of SAFEs.

Pursuant to a Pro Rata Rights Agreement between the Company, and holders of SAFEs that have a Purchase Amount of

$25,000 or more, have a right to purchase their pro rata share of private placement securities of the Company that occur after an Equity Financing.

Since the SAFEs are potentially settleable in cash, the Company has decided to classify them as a liability.

SAFE XVIII

The security will convert into Voting safe preferred stock and the terms of the SAFE XVIII are outlined below:

Amount outstanding: $75,000.00
Interest Rate: 0.0%
Discount Rate: 15.0%
Valuation Cap: $10,000,000.00
Conversion Trigger: If there is a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company sells Preferred Stock at a fixed pre-money valuation (an "Equity Financing") , n Equity Financing before the expiration or termination of the this instrument, the Company will automatically issue to the investor a number of shares of voting SAFE Preferred Stock equal to the purchase price of the SAFE (the "Purchase Amount") purchase amount divided by the greater of the SAFE Price (as defined below), or (2) the Discount Price (as defined below), whichever calculation results in a greater number of shares of non-voting SAFE Preferred Stock (the "Conversion Price"). The "SAFE Price" means the price per share equal to the Cap divided by fully diluted outstanding common stock at the time of conversion. The "Discount Price" means the price per share of Preferred Stock sold in the Equity Financing, multiplied by the Discount Rate.

Material Rights

If there is a liquidity event before the expiration or termination of the his instrument, the investor will, at its option, either

(i) receive a cash payment equal to the Purchase Amount unt outstanding under the SAFE (the "Purchase Amount") purchase amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the purchase amount divided by the Liquidity Price, if the investor fails to select the cash option. If there is a Dissolution Event before the this instrument expires or terminates, the Company will pay an amount equal to the purchase amount, due and payable to the holder Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. If there are insufficient funds to pay the holder of the SAFE and any other SAFEs issued by the Company, in full, all of the Company's available funds will be distributed with equal priority, and pro rata, among the holders of SAFEs.

Upon an event of dissolution of the Company before the expiration or termination of the instrument, the Company will pay the holder an amount equal to the Purchase Amount, prior and in preference to any distributions to the holders of outstanding capital stock. If there are insufficient funds to pay the holder of the SAFE and any other SAFEs issued by the Company, in full, all of the Company's available funds will be distributed with equal priority, and pro rata, among the holders of SAFEs.

Pursuant to a Pro Rata Rights Agreement between the Company, and holders of SAFEs that have a Purchase Amount of

$25,000 or more, have a right to purchase their pro rata share of private placement securities of the Company that occur after an Equity Financing.

Since the SAFEs are potentially settleable in cash, the Company has decided to classify them as a liability.

SAFEs XIX-XXIII

The security will convert into Non-voting safe preferred stock and the terms of the SAFEs XIX-XXIII are outlined below:

Amount outstanding: $200,000.00
Interest Rate: 0.0%
Discount Rate: 15.0%
Valuation Cap: $12,000,000.00
Conversion Trigger: If there is a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company sells Preferred Stock at a fixed pre-money valuation (an "Equity Financing") , n Equity Financing before the expiration or termination of the this instrument, the Company will automatically issue to the investor a number of shares of non-voting non-voting SAFE Preferred Stock equal to the purchase price of the SAFE (the "Purchase

Amount") purchase amount divided by the greater of the SAFE Price (as defined below), or (2) the Discount Price (as defined below), whichever calculation results in a greater number of shares of non-voting SAFE Preferred Stock (the "Conversion Price"). The "SAFE Price" means the price per share equal to the Cap divided by fully diluted outstanding common stock at the time of conversion. The "Discount Price" means the price per share of Preferred Stock sold in the Equity Financing, multiplied by the Discount Rate.

Material Rights

If there is a liquidity event before the expiration or termination of the his instrument, the investor will, at its option, either

(i) receive a cash payment equal to the Purchase Amount unt outstanding under the SAFE (the "Purchase Amount") purchase amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the purchase amount divided by the Liquidity Price, if the investor fails to select the cash option. If there is a Dissolution Event before the this instrument expires or terminates, the Company will pay an amount equal to the purchase amount, due and payable to the holder Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. If there are insufficient funds to pay the holder of the SAFE and any other SAFEs issued by the Company, in full, all of the Company's available funds will be distributed with equal priority, and pro rata, among the holders of SAFEs.

Upon an event of dissolution of the Company before the expiration or termination of the instrument, the Company will pay the holder an amount equal to the Purchase Amount, prior and in preference to any distributions to the holders of outstanding capital stock. If there are insufficient funds to pay the holder of the SAFE and any other SAFEs issued by the Company, in full, all of the Company's available funds will be distributed with equal priority, and pro rata, among the holders of SAFEs.

Pursuant to a Pro Rata Rights Agreement between the Company, and holders of SAFEs that have a Purchase Amount of

$25,000 or more, have a right to purchase their pro rata share of private placement securities of the Company that occur after an Equity Financing.

Since the SAFEs are potentially settleable in cash, the Company has decided to classify them as a liability.

What it means to be a minority holder

As a minority holder of Class B Common Non-Voting of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Type of security sold: SAFES XIX-XXIII
  Final amount sold: $200,000.00
  Use of proceeds: Operations
  Date: April 01, 2021
  Offering exemption relied upon: 506(b)

- Name: Class B Common Non-Voting
  Type of security sold: Equity
  Final amount sold: $3,931,351.59
  Number of Securities Sold: 1,860,038
  Use of proceeds: Research & Development and Sales & Support
  Date: February 01, 2024
  Offering exemption relied upon: Regulation CF

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ending December 31, 2022 compared to year ending December 31, 2021.

Revenue

Sales revenue for fiscal year 2022 was $1,017,763, more than quadruple that of the fiscal year 2021 sales revenue of $241,500. In 2021 Q4, the Ability Hand became available nationwide, resulting in a large increase in sales. Previously, the Ability Hand was only available in the Midwest US (IL, IN, WI). Additional revenue including from grants and awards totaled $637,403 in 2022 and $411,289 in 2021; in total, this resulted in a >2x increase in overall revenue from 2021 to 2022 (FY2022 $1,655,166; FY2021 $652,789).

Cost of Revenue

Cost of revenue in 2022 was $810,759, a very slight decrease from costs of $875,986 in fiscal year 2021. Work on a major grant was primarily completed in 2021, and manufacturing costs decreased as volumes increased, resulting in a lower overall cost of revenue.

Gross Margins

2022 gross profit increased significantly to $844,408 from 2021's gross profit of -$219,699. These figures include grant and award revenue as part of the calculation. Since sales increased significantly in 2021, this increase is expected.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, support expenses, fees for professional services and patents, research and development expenses, and operating expenses of PSYONIC, Inc. Expenses of $757,420 in FY2022 increased from $344,639 in FY2021, due to our increased sales volume and move from Champaign, IL to San Diego, CA.

Historical results and cash flows:

The Company is currently in the initial production stage and revenue generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because our manufacturing capacity is expected to increase and our current demand outweighs our production. Past cash was primarily generated through government grants, equity investments, and sales. We achieved over $1m in sales revenue in 2022 and have a goal of at least $1.5M in sales for 2023.

We have won the following grants from the National Science Foundation:

NSF 2112363, Jan 2022 - Dec 2023. "SBIR Phase II: A compact electrotactile sensory feedback system for upper limb prostheses." $1,000,000.

NSF 1951382, Feb 2020 - May 2023. "SBIR Phase II: Development and Evaluation of a Robust, Compliant, Sensorized Prosthetic Hand." $937,162.

NSF 1843966, Jan 2019 - Dec 2019. "SBIR Phase I: A compact electrotactile sensory feedback system for upper limb prostheses." $225,000.

NSF 1745999, Jan 2018 - Dec 2018. "SBIR Phase I: Development and Evaluation of a Robust, Compliant, Sensorized Prosthetic Hand." $225,000.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of March 2024, the Company has capital resources currently available of approximately $2,073,916.30.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations because these funds are required to support scaling our manufacturing and sales.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary for the viability of the Company. Of the total funds that our Company has, roughly 50% will be made up of funds raised from the crowdfunding campaign if we reach our maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for approximately 8 months. This is based on a current monthly burn rate of $100,000 for expenses related to salaries, inventory, marketing, and general operating expenses.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for approximately 24 months. This is based on a projected monthly burn rate of $200,000 for expenses related to salaries, inventory, marketing, and general operating expenses, and R&D.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including at least $1M in grant funding from the National Science Foundation and other organizations. We also have a $200,000 line of credit from Chase Bank.

Indebtedness

- Creditor: Safes I-III
  Amount Owed: $200,000.00
  Interest Rate: 0.0%
  Borrowing Period - Fiscal Year 2018, Valuation Cap - 10,000,000, Discount rate - 20%

- Creditor: Safes IV-XIII
  Amount Owed: $375,000.00
  Interest Rate: 0.0%

Borrowing Period - Fiscal Year 2019, Valuation Cap - 10,000,000, Discount rate - 20%

- Creditor: Safes XIV-XVII
  Amount Owed: $577,500.00
  Interest Rate: 0.0%
  Borrowing Period - Fiscal Year 2020, Valuation Cap - 10,000,000, Discount rate - 20%

- Creditor: Safes-XVIII
  Amount Owed: $75,000.00
  Interest Rate: 0.0%
  Borrowing Period - Fiscal Year 2020, Valuation Cap - 10,000,000, Discount rate - 20%

- Creditor: Safes XIX-XXIII
  Amount Owed: $200,000.00
  Interest Rate: 0.0%
  Borrowing Period - Fiscal Year 2021, Valuation Cap - 10,000,000, Discount rate - 1S%

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $65,067,393.15

Valuation Details:

Competitors in this space, such as Atom Limbs, recently raised equity through crowdfunding at a valuation of approximately $65M USD. This valuation was determined without having any product on the market, no FDA registration, and no evidence that their product can hit a price point that will be covered by Medicare. Contrastingly, the Ability Hand is on the market, FDA registered, and has been covered by Medicare. It is in use by patients at top clinical institutions including the Shirley Ryan Ability Lab, UCSF, Hanger Clinic, David Rotter Prosthetics, and dozens of other clinics in the US.

Another competitor in this space, the i-Limb, originally by Touch Bionics, was acquired by Ossur for $29.4M USD in 2016, equivalent to $38M USD in 2024 due to inflation. The i-Limb was marketed only for prosthetics use. However, the Ability Hand serves the general robotics market as well, as described further below.

We built the Ability Hand to work with systems that are currently clinically available, as well as control systems that we believe will be available in the future. The University of Chicago and Nerves, Inc. have each purchased Ability Hands to connect it to brain implants and peripheral nerve implants, respectively. We believe that the Ability Hand is the fastest hand on the market and one of the first to give users touch feedback, and with these nerve interfaces, users will have the potential for natural individual finger control as well as touch feedback that feels like it is coming from their hand that is no longer there. The neural interface market is growing at a rate of 13.4% annually according to MarketWatch. We envision a future where bionic limbs are directly connected to your bones, muscles, and nerves, and PSYONIC is at the forefront of this technology and has 2 issued patents as well as 2 pending patents related to it. We believe that our technology has the capability of applying to elbows, wrists, knees, and ankles as well, and we have a 5-year goal of making an Ability Leg that can perform a triathlon.

In addition, robotics researchers globally have been purchasing the Ability Hand, including Meta (Facebook), Apptronik, Sanctuary AI, and NASA. They are developing robots to do human tasks, and we have optimized our bionic hand for humans to do human tasks, so robots are a natural extension. We have an API that allows researchers to easily control all the motors in the hand and stream all the pressure sensor and finger position data over Bluetooth or USB. The Ability Hand is also being used by several ANA Avatar XPrize finalists in the US and Europe. This opens up an additional robotic end effector market that is growing by 12.3% annually and will reach $6.45b by 2026 according to Mordor Intelligence. In the last year, our clients have expanded to include one of the world's largest manufacturers, one of the top brain-machine interface companies, and one of the largest automakers. Our client Apptronik recently made a deal with Mercedes-Benz to use their humanoid robot Apollo which uses Ability Hands to make cars. Another humanoid robot client, Figure AI, recently raised $675m on a 2.6b valuation.

Furthermore, by performing a present value of future money analysis, assuming we generate $32M in annual revenue (3.2k hands at $l0k) in five years (2029), with a revenue multiple of 3.2x,* the 2029 valuation would be $102.4M. Using a CAGR of 9.2%,** the present value would compute to approximately $65M. This estimate also does not include any sales from other types of devices that year (e.g. Ability Leg, elbow, wrist, etc.).

Given this analysis, our traction in the prosthetics field, as well as our research and applications in the neural interface and robotics markets, we have valued our company at approximately $65M.

* https://greenwichgp.com/2022/06/07/q1-2022-healthcare industry-update)

** https://www.grandviewresearch.com/press release/global-robotic-prosthetics-market

The Company set its valuation internally without a formal third-party independent evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.45 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $2,740,128.75, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Research & Development
  20.0%
  Research and Development on the next generation of the Ability Hand, as well as an Ability Leg, and research into bone, muscle, and nerve integration.

- Marketing
  5.0%
  Social media and crowdfunding marketing to potentially raise more money and generate more sales.

- Manufacturing
  15.0%
  Manufacturing of Ability Hands at scale.

- Operations
  13.5%
  Administrative and operational expenditures.

- Sales & Support
  41.0%
  Increasing the sales reach/staff and support staff as our Ability Hand users grow.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at psyonic.io (www.psyonic.io/annualreview).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/psyonic

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR PSYONIC, Inc.

[See attached]

PSYONIC, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2022 AND 2021
(Audited)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Psyonic, Inc.
San Diego, California

Opinion

We have audited the financial statements of Psyonic, Inc. (the "Company,"), which comprise the balance sheets as of December 31, 2022 and 2021, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for period of twelve months from the end of the year ended December 31, 2022.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

SetApart FS

April 14, 2023
Los Angeles, California

As of December 31,	2022	2021
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$ 438,919	$ 158,324
Acccounts Receivable, net	179,525	51,300
Other Current Assets	300,613	110,897
Total Current Assets	**919,057**	**320,520**
Right of use assets	283,864	-
Total Assets	**$ 1,202,921**	**$ 320,520**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Credit Cards	21,384	9,067
Right of use liability, current portion	95,462	-
Other Current Liabilities	300	80,356
Total Current Liabilities	**117,146**	**89,424**
Right of use liability	188,402	-
Simple Agreement for Future Equity (SAFEs)	1,427,500	1,427,500
Total Liabilities	**1,733,048**	**1,516,924**
STOCKHOLDERS EQUITY		
Class A Common Voting Stock	10	10
Class B Common Non-Voting Stock	298	2
Additional Paid in Capital	596,504	6,282
Retained Earnings/(Accumulated Deficit)	(1,126,939)	(1,202,697)
Total Stockholders' Equity	**(530,127)**	**(1,196,403)**
Total Liabilities and Stockholders' Equity	**$ 1,202,921**	**$ 320,520**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,	2022	2021
(USD $ in Dollars)		
Net Revenue	$ 1,655,166	$ 652,789
Cost of Goods Sold	810,759	872,488
Gross profit	844,408	(219,699)
Operating expenses		
General and Administrative	702,106	315,455
Sales and Marketing	55,314	29,184
Total operating expenses	757,420	344,639
Operating Income/(Loss)	86,988	(564,338)
Interest Expense	-	-
Other Loss/(Income)	11,230	(123,087)
Income/(Loss) before provision for income taxes	75,758	(441,251)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ 75,758**	**$ (441,251)**

See accompanying notes to financial statements.

PSYONIC, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(in , $US)	Class A Common Voting Stock		Class B Common Non-Voting Stock		Additional Paid In Capital	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
	Shares	Amount	Shares	Amount			
Balance—December 31, 2020	10,000	$ **10**	526	**0**	$ **6,205**	$ **(761,446)**	$ **(755,232)**
Issuance of Restricted Stock	-	-	1,693	2	-	-	2
Share-Based Compensation	-	-	-	-	77	-	77
Net income/(loss)	-	-	-	-	-	(441,251)	(441,251)
Balance—December 31, 2021	10,000	10	2,219	2	6,282	(1,202,697)	**(1,196,404)**
Stock split	17,808,000	-	3,425,136	-	-	-	-
Common Stock Cancellation	-	-	(375)	-	-	-	-
Issuance of Common Stock	-	-	291,176	291	590,177	-	590,468
Issuance of Restricted Stock	-	-	5,020	5	-	-	5
Share-Based Compensation	-	-	-	-	45	-	45
Net income/(loss)	-	-	-	-	-	75,758	75,758
Balance—December 31, 2022	**17,818,000**	$ **10**	**3,723,176**	$ **298**	$ **596,504**	$ **(1,126,939)**	$ **(530,127)**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,		2022		2021
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	75,758	$	(441,251)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Share-based Compensation		45		77
Changes in operating assets and liabilities:				
Acccounts receivable, net		(128,225)		(35,800)
Other Current Assets		(189,716)		43,091
Accounts Payable		-		(8,035)
Credit Cards		12,317		946
Other Current Liabilities		(80,056)		10,131
Net cash provided/(used) by operating activities		**(309,877)**		**(430,841)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		-		-
Net cash provided/(used) in investing activities		**-**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		590,473		2
Borrowing on SAFEs		-		200,000
Net cash provided/(used) by financing activities		**590,473**		**200,002**
Change in Cash		280,596		(230,839)
Cash—beginning of year		158,324		389,163
Cash—end of year	**$**	**438,919**	**$**	**158,324**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note	$	-	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Psyonic, Inc. was incorporated on November 23, 2015, in the state of Illinois. The financial statements of Psyonic, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in San Diego, California.

With the Ability Hand™, Psyonic, Inc. is redefining what it means to be human for individuals with limb differences. It's not just about what our users can achieve, it's beyond that. We've developed an affordable and accessible prosthesis with unique bionic abilities that surpass human capabilities providing individuals with technology superior to anything else currently on the market.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2021. These financial instruments include cash, accounts payable, and accrued liabilities. Fair values for these items were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2022 the Company's cash and cash equivalents exceeded FDIC insured limits by $150,743 while as of December 31, 2021 the Company's cash and cash equivalents did not exceed afore mentioned limit.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2022 and December 31, 2021 the Company determined that no reserve was necessary.

Impairment of Long-Lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of the Ability Hand, an affordable bionic prosthetic hand.

Cost of sales

Costs of goods sold include the cost of cost of labor, materials, cost of retail product, and shipping.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2022 and December 31, 2021 amounted to $55,314 and $29,184 respectively and are included in sales and marketing expenses.

Stock-Based Compensation

The Company accounts for stock-based compensation to both employee and non-employees in accordance with ASC 718, Compensation - Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Income Taxes

Psyonic, Inc. was formed as an S corporation for tax income purposes. Starting from 2022 the Company rescinded the S corporation election and converted to a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 14, 2023, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables, while credit card liabilities refer to short-term liabilities towards the bank due to the credit card usage. Other current assets consist of the following items:

Other current assets consist of the following items:

As of Year Ended December 31,	2022	2021
Unbilled receivables	248,201	110,897
Advances	22,411	-
Deposits	30,000	-
Total Other Current Assets	**$ 300,613**	**$ 110,897**

Other current liabilities consist of the following items:

As of Year Ended December 31,	2022	2021
Payroll payable	300	80,356
Total Other Current Liabilities	**$ 300**	**$ 80,356**

4. LEASES

In August 2022, the Company entered into lease agreement with H.G. Fenton Property Company to rent business premises. The lease has an original period expiring on August 31, 2025. The Company does not assume renewals in their determination of the lease term unless the renewals are deemed to be reasonably assured. The Company's lease agreements generally do not contain any material residual value guarantees or material restrictive covenants. The cumulative effects of the changes made to the Company's balance sheet as of December 31, 2022 as a result of the adoption of the accounting standard update on leases were as follows:

		December 31, 2022
Lease liability		
Beginning balance	$	340,637
Additions	$	-
Lease payments		(52,494)
Balance at end of period	**$**	**288,143**

The aggregate minimum annual lease payments under operating leases in effect on December 31, 2022, are as follows:

		December 31, 2022
2023	$	119,046
2024		50,575
Thereafter		-
Total	**$**	**169,621**

5. CAPITALIZATION AND EQUITY TRANSACTIONS

Class A Common Voting Stock

The Company is authorized to issue 25,000,000 shares of Class A Common Voting Stock with a par value of $0.001. As of December 31, 2022, and December 31, 2021, 17,818,000 and 10,000 shares of Class A Common Voting Stock have been issued and are outstanding, respectively.

Class B Common Voting Stock

The Company is authorized to issue 25,000,000 shares of Class B Common Non-Voting Stock with a $0.001 par value. As of December 31, 2022, and December 31, 2021, 3,723,176 and 2,219 of Class B Common Non-Voting Stock have been issued and are outstanding.

6. SHAREBASED COMPENSATION

During 2019, the Company authorized the Stock Option Plan (which may be referred to as the "Plan"). The Company reserved 3,750,000 shares of its Common Stock Class B Non-voting shares pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of three years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award.

Restricted Stock

A summary of the Company's restricted stock activity and related information is as follows:

	Number of Awards	Weighted Average Fair Value	Weighted Average Contract Term
Outstanding at December 31, 2020	526	$ 0.10	8.82
Granted	1,693	$ 0.10	-
Vested	-	$ -	-
Forfeited	-	$ -	-
Outstanding at December 31, 2021	2,219	$ 0.10	7.82
Granted	3,430,156	$ 0.00	-
Vested	-	$ -	-
Forfeited	(375)	$ -	-
Outstanding at December 31, 2022	3,432,000	$ 0.00	8.85

The fair value of the restricted stock awards was estimated at the date of the grant. The grant date fair value is the stock price on the date of grant. The unrecognized compensation expenses calculated under the fair value method for shares expected to vest as of December 31, 2022, was approximately $27. The total fair value of the restricted stock awards vested during 2022 and 2021 was $45 and $77, respectively.

7. DEBT

SAFE(s)

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

SAFE(s)	Borrowing Period	Valuation Cap	Discount	As of Year Ended December 31, 2022	2021
Safes I-III	Fiscal Year 2018	$ 10,000,000	20%	$ 200,000	$ 200,000
Safes IV-XIII	Fiscal Year 2019	$ 10,000,000	20%	$ 375,000	$ 375,000
Safes XIV-XVII	Fiscal Year 2020	$ 10,000,000	20%	$ 577,500	$ 577,500
Safes-XVIII	Fiscal Year 2020	$ 10,000,000	15%	$ 75,000	$ 75,000
Safes XIX-XXIII	Fiscal Year 2021	$ 12,000,000	15%	$ 200,000	$ 200,000
Total SAFE(s)				**$ 1,427,500**	**$ 1,427,500**

If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the investor a number of shares of non-voting SAFE Preferred Stock equal to the purchase amount divided by the Conversion Price. If there is a liquidity event before the expiration or termination of this instrument, the investor will, at its option, either (i) receive a cash payment equal to the purchase amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the purchase amount divided by the liquidity price, if the investor fails to select the cash option. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the purchase amount, due and payable to the Investor immediately prior to, or concurrent with, the consummation of the Dissolution Event. Since the SAFEs are potentially settleable in cash, the Company has decided to classify them as a liability.

8. RELATED PARTY TRANSACTIONS

There are no related party transactions.

9. INCOME TAXES

The provision for income taxes for the year ended December 31, 2022 and December 31, 2021 consists of the following:

As of Year Ended December 31,	2022	2021
Net Operating Loss	$ 23,106	$ (366,823)
Valuation Allowance	(23,106)	366,823
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2022, and December 31, 2021 are as follows:

As of Year Ended December 31,	2022	2021
Net Operating Loss	$ (343,716)	$ (366,823)
Valuation Allowance	343,716	366,823
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2022, and December 31, 2021. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2022, the Company had federal cumulative net operating loss ("NOL") carryforwards of $1,126,939. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2022, and December 31, 2021, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2022, and December 31, 2021, the Company had no accrued interest and penalties related to uncertain tax positions.

10. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations. Management of the Company believes that the Company is in compliance with applicable local and state regulations as of December 31, 2022, and December 31, 2021.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2022 and December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2022, through April 14, 2023, which is the issuance date of these financial statements.

There have been no events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

20 DAYS LEFT ⓘ

GET A PIECE OF PSYONIC

Redefining Human

The Ability Hand™ by PSYONIC is an in-market prosthetic hand that offers users faster and more functional mobility at a fraction of the cost. Leveraging patented bionic technology breakthroughs, the hand replicates touch sensation for amputees. It is accessible to most ...
Show more

Get Equity

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


PSYONIC
The world's first multi-touch sensing bionic hand.

$438,164.06 Raised

OVERVIEW | ABOUT | TERMS | PRESS & UPDATES | REWARDS | DISCUSSION ›

REASONS TO INVEST

- PSYONIC's Ability Hand™ offers people with limb differences the high-performance solution they deserve, and we believe that it is the first of its kind to offer true multi-touch sensitivity.*
- With the global market for prosthetics & orthotics approaching $2.8 billion by 2050, & the robotics industry projected to grow to $6 billion by 2025, the Ability Hand™ is a great match to meet the increasing demand.***
- Our revenue has been increasing over the past few years. Sales revenue (excluding revenue derived from federal grants) grew by 6x from 2021 to 2023. We're selling hands to leaders in the field like Apptronik and Meta.

Get Equity
$2.43 Per Share

PREVIOUSLY CROWDFUNDED ⓘ
$3,104,764.04

RAISED ⓘ	INVESTORS
$438,164.06	281
MIN INVEST ⓘ	**VALUATION**
$294.03	$65.07M

Most Momentum
Top 15 in amount raised last 72 hours

What does this badge mean? **See here**

TEAM



Aadeel Akhtar • Founder, CEO, President, Secretary, Treasurer, CFO
Founder and CEO Or. Aadeel Akhtar is all in on creating a bionic revolution. That revolution is going to deliver the best prosthetic devices at an affordable price and ensure that the robots of the future can work well in environments that are designed fo...
Read More



Whitney Akhtar, LCSW • Director of Human Resources
Experienced social worker and mental health/trauma care expert



Jesse Cornman • Director of Engineering
Award-winning engineer, tinkerer, and hacker with over 10+ years of experience building robots

Show More

*Source

**Source| Source

THE PITCH

Advanced Bionic Technology Made Accessible to All

02:38

PSYONIC believes that every individual with a limb difference deserves access to the best available prosthetic devices. Setting out to develop a new kind of bionic hand, our team was founded by an engineer, and sought the expertise of doctors, designers, clinicians, public health experts, social workers, and people with limb differences, in order to create technology that would be as accessible as it is innovative.

The result of these efforts is the Ability Hand™ – an affordable, lightweight, multi-articulated bionic hand, with instant sensory feedback so users can truly feel what they touch.


At PSYONIC, we believe...
Everyone should have access to the best prosthetic devices.
1 The Ability Hand™ is the world's first bionic hand with multi-touch sensitivity.
2 With a 200 milisecond closing speed, it's faster than any bionic hand on the market.
3 It's 20% lighter than a human hand, water-resistant and extremely durable.
4 Our patented control and sensory feedback systems make it easy for users to learn.
5 With Medicare coverage, it's available at a fraction of the cost of our competitors.

THE PROBLEM & OUR SOLUTION

A Revolutionary Solution to a Long-Standing Need

Despite some advances in mobility technology over the past several decades, many of today's options still fail to deliver in terms of comfort, agility, and controllability. Many people with a limb difference consider hooks inconvenient (source), while 3D-printed, myoelectric, or multi-articulated devices tend to be costly and lack functionality. These approaches don't offer the kind of touch feedback that is so important to users.



The problem...
Many people want a new solution.
Hook
Inconvenient, and provides a limited functional range
Myoelectric
Slow & heavy, no feedback, hard to control, and lacking functionality
Multiarticulated
Difficult to reimburse, no feedback, hard to control, and not robust
3D-Printed
Not proven, no feedback, hard to control, and not robust

So we built something better. PSYONIC designed the Ability Hand™ to be lightweight, lightning fast, intuitive, and strong, while also featuring what we believe is the first multi-touch sensing technology of its kind. Using dynamic fingertip sensors, the hand detects pressure and uses vibration to communicate sensation, so that users can actually feel what they are touching and work with even the most delicate objects.


Finally...
A bionic hand that
offers instant feedback
is lightning fast
is extremely durable
is lightweight

THE MARKET & OUR TRACTION

From Mobility to The Metaverse

Since launching in September 2021, PSYONIC has made some incredible strides. We raised a $3.1 million round on StartEngine, received a $1 million grant from the National Science Foundation for Small Business Innovation Research (source), and earned positive press from a number of major news organizations. We were even earned a $1 million offer from three sharks on Shark Tank and were deemed "The World's Most Badass Prosthetic Arm" by Popular Mechanics in April 2022 (source).


TAM
$15.4 Billion
Prosthetics/Orthotics
Market 2030
SAM
$2.8 Billion
Bionic Limb
Market 2030

Source | Source

The Ability Hand™ has users throughout the United States, and the number of orders we receive grows every year. Besides the prosthetics industry, we believe there is demand for our products in the robotics and tech market. Clients include Meta and Apptronik, as well as some of the world's largest manufacturing, automotive, and brain-computer interface companies. Our goal is to scale to meet these opportunities, while also continuing to advance the field of bionics.

Two of the Top 5 teams in 2023's ANA Avatar XPRIZE, a $10 million global competition to develop a physical robotic avatar system, used PSYONIC Ability Hands. And the market for such humanoid robots is expected to grow to at least $35 billion by 2035, according to Goldman Sachs. (Source)

WHY INVEST

Invest in Technology that Touches Lives

From its inception, PSYONIC was founded with a mission of redefining what it means to be human, and we believe that the Ability Hand™ is just the beginning. In the near future, by working closely with universities and military hospitals, our vision is to expand to include other prosthetic limbs and seamless integration with the human neuromuscular system.

The market for our technology is continuing to grow rapidly. We are looking for investors who, like us, believe that everyone should have access to the most advanced prosthetic technology at an affordable price. And for investors who want to get in on the humanoid robotics market. Join our bionic revolution by investing with PSYONIC.


Bionics in the Real World ComicCon 2023 Panel with PSYONIC | San Diego, CA

ABOUT

HEADQUARTERS
9999 Businesspark Ave, Suite B
San Diego , CA 92131

WEBSITE
View Site

The Ability Hand™ by PSYONIC is an in-market prosthetic hand that offers users faster and more functional mobility at a fraction of the cost. Leveraging patented bionic technology breakthroughs, the hand replicates touch sensation for amputees. It is accessible to most Americans with upper limb differences because it is covered by Medicare, and it is being used by leading humanoid robotics, manufacturing, and brain-machine interface companies.

TERMS

PSYONIC

Overview

PRICE PER SHARE
$2.43

VALUATION
$65.07M

DEADLINE
Apr. 30, 2024 at 6:59 AM UTC

FUNDING GOAL
$10k - $2.74M

Breakdown

MIN INVESTMENT
$294.03

MAX INVESTMENT
$1,234,998.90

MIN NUMBER OF SHARES OFFERED
4,115

MAX NUMBER OF SHARES OFFERED
1,127,625

OFFERING TYPE
Equity

ASSET TYPE

SHARES OFFERED
Class B Common Non-Voting

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Circular

Offering Memorandum

Financials

Risks

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives & Bonuses*

Loyalty Bonus | 5% Bonus Shares

As you are an existing investor in PSYONIC, Inc., you are eligible for additional bonus shares.

Time-Based Perk

Super Early Bird

Invest within the first two weeks and receive 5% bonus shares.

Amount-Based Perks

Tier 1

Invest $1,000+ and Receive 2% bonus shares.

Tier 2

Invest $2,500+ and Receive 3% bonus shares.

Tier 3

Invest $5,000+ and Receive 5% bonus shares.

Tier 4

Invest $10,000+ and Receive 10% bonus shares.

Tier 5

Invest $25,000+ and Receive 20% bonus shares.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Owners' Bonus

PSYONIC will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 110 shares of Class B Common Voting Stock at $2.43 / share, you will receive 110 shares of Class B Common Voting Stock, meaning you'll own 110 shares for $243. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and Loyalty Bonus in addition to the aforementioned bonus.

NEW UPDATES

04.08.24

Last Chance for Bonus Shares

Today is the last day to secure 5 percent bonus shares on your investment in PSYONIC. Act now!



-

PRESS

60 Minutes - CBS

Feel again: Advancements in prosthetics limb technology allow feeling, control

View Article

CNBC

GOING BIONIC: Artificial touch technology restores feeling to prosthetic limbs

View Article

ABC WMAR 2

Bionic hand aims to help people with limb loss and differences with daily living

View Article

ALL UPDATES

04.06.24

Apollo Takes the Stage at NVIDIA AI Conference

Bonus shares available. Invest today!

Apptronik's Apollo robot -- complete with Ability Hands -- was featured in NVIDIA CEO Jensen Huang's keynote at last month's GTC24 conference. Apollo uses NVIDIA chips and will integrate the company's just-announced general-purpose AI foundation model for robot learning, called Project GR00T.

During the keynote, Huang showed how Apollo had learned to operate a juicer and make fruit juice autonomously. Check out the photos below and read details in The Robot Report.




Create a Story With
Consistent Images in Seconds


NVIDIA

04.03.24

Mercedes Features Ability Hand

More humanoid robotics news today. Mercedes-Benz recently rolled out their partnership with Apptronik. The Ability front-and-center, complete with an iconic fist bump.

Here's a bit from the announcement video. "Everyday at Mercedes-Benz, we are advancing towards a future where every innovation, whether it's on wheels or in manufacturing, starts with a bold idea and the pursuit of perfection. To create the most desirable cars, we continually evolve the future of automotive production. Advancements in robotics and AI open up new chances also for us...This is a new frontier and we want to understand the potential."

Photos below, but be sure to [check out the full video on our LinkedIn page.]


A 04





[Invest in PSYONIC and the future of humanoid robotics today!]

04.01.24

BIG Increase in Estimate

Only a week left on our early bird bonus shares. Act now!

Goldman Sachs recently raised their estimate of the size of the humanoid robotics market -- big time. They now put the market at $38 billion by 2035, more than 6 times last year's number. Humanoid robotics is an important part of our business strategy, so this giant increase in TAM is great news!

From the report:
"A year after we laid our initial expectations for global humanoid robot TAM of US$6bn, we raise our 2035 TAM forecast to US$38bn resulting from a 4 fold increase in our shipments estimate to 1.4mn units with a much faster path to profitability on a 40% reduction in bill of materials. We believe our revised shipment estimate would cover 10%-15% of hazardous, dangerous and auto manufacturing roles. AI acceleration, technology breakthroughs, greater capex investments are the key drivers of our forecast changes."


Goldman Sachs 高盛
EQUITY RESEARCH | January 8, 2024 | 10:13PM CST
Global Automation
Humanoid Robot:
The AI accelerant

03.27.24

Early Bird Bonus Available

We told you this was going to be a sprint! We have an early bird reward ready for you to grab, but you only have 12 days left to get it. Any investment in PSYONIC will get you an extra 5 percent bonus shares. Act now!

And while we're at it...A big thank you to all the people who have already invested in this new round. We raised more than $150,000 in our first day. Amazing!


Bonus Shares
ACT NOW!
PSYONIC

03.26.24

NEW Raise for PSYONIC Open Now!

[NEW RAISE NOW OPEN. INVEST TODAY.]

We received tons of questions about what's next for PSYONIC and how to get a piece of the company after our previous StartEngine raise closed. Then we appeared on Shark Tank and scored a three-shark offer a few days later. The phones REALLY started to blow up at that point.

You made it very clear: More people want to be a part of our bionic revolution – hundreds of you reserved shares on the possibility that we would have another crowdfunded equity raise. So we're going to make that happen. Starting right now.

Our new raise on StartEngine opened today. It's going to be a short one. This raise must close at the end of April. Keep in mind, there won't be any extensions of that date.

With your support, we're going to keep improving the Ability Hand and getting it to more users around the country. People with limb differences deserve a robust, fast, and easy-to-use bionic limb!

And – with several new clients in the humanoid robotics industry, a big increase in the estimated size of that market by Goldman Sachs, and a giant brain-machine interface company working with the Ability Hand – we're confident that there are incredible opportunities on the horizon.

We're honored that so many people are going on this journey with us, and we hope you'll become a part of it too. More updates and details coming soon.

If you reserved shares on StartEngine in the last few weeks, you'll receive an email confirming your interest. You will have to respond to that email in order to secure your shares. If you didn't reserve shares, no worries! You can invest today.


PSYONIC
Become an Investor!

The statements in the article are not guarantees of future performance and undue reliance should not be placed on them. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward-looking statements.

Although forward-looking statements contained in this article are based upon what management of the Company believes are reasonable assumptions, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking statements.

03.15.24

Congrats to Apptronik and Mercedes-Benz!

Reserve your PSYONIC shares in a possible upcoming fundraising round.

PSYONIC customer Apptronik just inked a partnership with Mercedes-Benz to "collaborate on identifying applications for highly advanced robotics."

As TechCrunch explains in its article on the deal: "[T]hese deals are regarded as a win-win for both parties. Apptronik can demonstrate clear interest from a leading automotive name, while Mercedes signals to customers and shareholders alike that it’s looking to the future. What comes next is what really matters. Should the pilot go well, causing the carmaker to put in a big order, that would be a massive feather in Apptronik’s cap — and the industry at large.

Humanoids have been drawing massive investor interest of late, as evidenced by Figure’s recent jaw-dropping $675 million raise. The next couple of years will be vitally important for the continued success of these firms, as they look to prove out meaningful ROI."

Congrats to our friends at Apptronik on this exciting opportunity!



Reserve your PSYONIC shares in a possible upcoming fundraising round.

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY’S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. “RESERVING” SHARES IS SIMPLY AN INDICATION OF INTEREST.

03.09.24

San Diego + Bionics

With so many great colleagues and investors in the area, we're making San Diego the bionics capital of the world. And they really came out to support us at our Shark Tank watch party last month. Dozens of people cheered us on as we scored our offer from Lori, Daymond, and Kevin!

You can [reserve shares in a possible upcoming fundraising round.]()






PFG


PSYONIC

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.

03.05.24

PSYONIC in DC

RESERVE SHARES IN PSYONIC TODAY.

CEO Aadeel Akhtar spent yesterday in Washington D.C. meeting with the staffs of Senator Alex Padilla and Representatives Sara Jacobs, Scott Peters, and Ken Calvert to focus attention on the next generation of bionic limb technologies for veterans and civilians that PSYONIC is developing with our partners. We're excited to turn San Diego into the bionics capital of the world and deliver life-changing prosthetic devices around the world.

MISS OUR SHARK TANK APPEARANCE. WATCH NOW WITHOUT A SUBSCRIPTION.



NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.

02.26.24

Shark Tank Recap

CHECK OUT OUR SHARK TANK PHOTOS BELOW!

PSYONIC CEO Dr. Aadeel Akhtar and Ability Hand user retired U.S. Army Sgt. Garrett Anderson appeared on the February 23 episode of ABC's hit television series Shark Tank. The segment ended with Lori Greiner, Daymond John, and Kevin O'Leary offering to split a $1 million investment in the company, which makes bionic hands for people with limb differences and humanoid robots.

WATCH THE PSYONIC EPISODE OF SHARK TANK ON ABC.COM OR HULU.

"Pitching to the sharks was such an exhilarating experience, and to have three of them bite made it all the more exciting," said Dr. Akhtar, who earned his undergraduate degree at Loyola University Chicago and master's and PhD at the University of Illinois Urbana-Champaign.

"We were thrilled that Lori, Daymond, and Kevin understood our vision and were ready to get involved. It's a real validation of our ability to deliver the fastest and most durable bionic hand to the people who need it at an affordable price, while building an exciting cutting-edge company."

The group of sharks offered $1 million for the equivalent of six percent of the company. However, because the shares would be a combination of common shares and advisory shares, PSYONIC's valuation would be set at $50 million. This is the same valuation that the company had during its recently completed $3.1 million crowdfunded equity raise on StartEngine. As Dr. Akhtar said on the episode, "We want to protect our valuation. We want to protect our investors."

The deal and its details are still in progress between Dr. Akhtar and the sharks.

"I've used a lot of prosthetics in my 18 years being an amputee. They're too heavy. They're too slow. They're not functional and not durable. So [the Ability Hand] has really changed my life," Sgt. Anderson said on the show.

To show off that durability, Sgt. Anderson used his martial arts skills and the Ability Hand to break a board.

During the pitch, Greiner gave a "Wow!" when Dr. Akhtar explained that the Ability Hand is covered by Medicare and most insurance. O'Leary, meanwhile, said "absolutely a fantastic presentation" at the conclusion of the segment.

PSYONIC is a bionic technology company based in San Diego. Leveraging proprietary bionic breakthroughs, PSYONIC's Ability Hand offers those with limb differences the high-performance solution they deserve. The Ability Hand is the fastest and only multi-touch sensitive bionic hand on the market. With it, users can feel sensation from multiple areas of their bionic fingers when they touch an object. PSYONIC was founded by Dr. Aadeel Akhtar, who was named one of MIT Technology Review's top 35 Innovators Under 35 and America's Top 50 Disruptors in Newsweek.

Interested in reserving shares in a possible upcoming fundraising round? Find out more.

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.


PSYONIC
Join the Bionic Revolution





REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into PSYONIC.

10% **Stack Owner's Bonus & Rewards!**
Members get an extra 10% shares in addition to rewards below!

Owner's Bonus

Owner's Bonus Members earn 10% bonus shares on top of this and all eligible investments for an entire year. Not a member? Sign up at checkout ($275/year).

$1,000

Tier 1

Invest $1,000+ and Receive 2% bonus shares.

Select

$2,500

Tier 2

Invest $2,500+ and Receive 3% bonus shares.

Select

$5,000

Tier 3

Invest $5,000+ and Receive 5% bonus shares.

Select

$10,000

Tier 4

Invest $10,000+ and Receive 10% bonus shares.

Select

$25,000

Tier 5

Invest $25,000+ and Receive 20% bonus shares.

Select

JOIN THE DISCUSSION

What's on your mind?

0/2500

Post

GH

Grigore Hreniuc
3 days ago

What's the reason the three sharks did not finalize the deal?

1 0

AA

Aadeel Akhtar
PSYONIC • 2 days ago

Hi Grigore, it's still under due diligence right now and that can take a while (potentially months).

0

SR

Somers Randolph
3 days ago

Will it be possible to apply your limb to someone with ALS?

2 0

AA

Aadeel Akhtar
PSYONIC • 2 days ago

Currently, our technology is only applicable to those missing a limb. We may in the future explore ...
Show more

0

View 1 more reply

LF

LD Freeman
10 days ago

What's the difference between your product and Atom Limbs (https://wefunder.com/atomlimbs)? Is this a ...
Show more

1 0

AA

Aadeel Akhtar
PSYONIC • 2 days ago

Hi LD, thanks for your question! We found that the most important issues that concerned people with limb ...
Show more

0

AF

Adam Forster
11 days ago

Hello! Can you please speak to the need to raise cash? Is this for continued production development of the ...
Show more

1 0

AA

Aadeel Akhtar
PSYONIC • 2 days ago

Hi Adam, the funds will be used primarily for scaling our production and R&D on the next generation of the Abili...
Show more

0

SS

Scott Savel
13 days ago

Where are 2023 financials ? It is March of 2024 and still only have 2022 numbers ?

1 0

AA

Aadeel Akhtar
PSYONIC • 2 days ago

We are still closing the books on our 2023 financials. That being said, we finished the year with our highest ...
Show more

0

OT

Orion Torcellini
14 days ago

I notice in a previous comment you spoke about advisory shares, on the show itself you turned down ...
Show more

1 0

AA

Aadeel Akhtar
PSYONIC • 2 days ago

Hi Orion, to clarify, on the show it was determined that the advisory share vs. equity share split would be figur...
Show more

0

Grigore Hreniuc
14 days ago

Is the deal on Shark Tank finalized between the three sharks ?

1 0

Aadeel Akhtar
PSYONIC • 2 days ago

Hi Grigore, not yet! The deal is still under due diligence, and that can take time (potentially months).

0

W Kim Colich
14 days ago

Hi Aadeel, I invested in an earlier round and made a Reservation on this one. Is there a Reservation Bonus...
Show more

1 0

Aadeel Akhtar
PSYONIC • 2 days ago

Hi Kim! Because the reservation period was so short, we didn't have a reservation bonus. However, you should b...
Show more

0

George Andrew Simons
a month ago

Is the deal on ABC Shark Tank of September 2023 signed, completed and finalized between the three ...
Show more

1 0

Aadeel Akhtar
PSYONIC • a month ago

Hi George, nothing has been finalized yet. Also, if that particular deal we're to actually go through, it would be...
Show more

0

CN

Caleb Naysmith
a month ago

Couldn't agree more with Orion. Great presentation, super pleased all around, and I think it's great you giv...
Show more

1 0

AA

Aadeel Akhtar
PSYONIC • a month ago

One of our thoughts was that if we're a company that's about accessibility, why not make the company itself ...
Show more

0

Show More Comments

HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.

SIGN UP — SUBMIT ORDER — FUNDS IN TRANSIT — FUNDS RECEIVED — FUNDS INVESTED

WHY STARTENGINE?

REWARDS
We want you to succeed and get the most out of your money by offering rewards and memberships!

SECURE
Your info is your info. We take pride in keeping it that way!

DIVERSE INVESTMENTS
Invest in over 200 start-ups and collectibles!

FAQS

How much can I invest?

When will I receive my shares?

What will the return on my investment be?

Can I cancel my investment?

What is the difference between Regulation Crowdfunding and Regulation A+?

More FAQs

@ 2024 All Rights Reserved

Download on the App Store

Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE Primary"), a broker-dealer registered with the SEC and **FINRA** / **SIPC**. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

StartEngine facilitates three types of primary offerings:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice concerning any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy, or completeness of any information. Neither StartEngine nor any of its officers, directors, agents, and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site.

Investing in private company securities is not suitable for all investors. An investment in private company securities is highly speculative and involves a high degree of risk. It should only be considered a long-term investment. You must be prepared to withstand a total loss of your investment. Private company securities are also highly illiquid, and there is no guarantee that a market will develop for such securities. Each investment also carries its own specific risks, and you should complete your own independent due diligence regarding the investment. This includes obtaining additional information about the company, opinions, financial projections, and legal or other investment advice. Accordingly, investing in private company securities is appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment. See additional general disclosures **here**.

By accessing this site and any pages on this site, you agree to be bound by our **Terms of use** and **Privacy Policy**, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – **Do Not Sell My Personal Information** (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine Marketplace

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary, This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Reporter #1: Bionics are redefining the future of prosthetics. It might sound like the stuff of science fiction, but...

Reporter #2: Amputees can now buy a bionic hand created by a U of I alumnus...

Reporter #3: A better bionic hand for a bargain...

Reporter #4: But that doesn't begin to describe just how cool this thing is...

Reporter #5: Picture this—a bionic hand that can move just like a real one and feels like a real one, too...

Reporter #6: It's hoping to touch the lives of those who may not otherwise be able to afford this type of technology...

Reporter #7: Now, this could really change everything for amputees.

PSYONIC CEO & Founder, Dr. Aadeel Aakhtar: I'm Aadeel Aakhtar and I built a bionic hand company. We call it PSYONIC. We build advanced bionic limbs that are affordable and accessible for everyone.

The whole thing started when I was seven years old. My parents are from Pakistan and I was visiting. And that's the first time I met someone with a limb difference. She was my age, living in poverty, missing her right leg, and using a broken tree branch as a crutch. That's what inspired me to want to go into this field and develop these advanced bionic limbs that would be affordable and accessible to others around the entire world.

In the summer of 2014, as I was doing my PhD, we got the chance of a lifetime to go down to Quito, Ecuador, and work with a patient named Juan Suquillo, who lost his left hand 35 years prior due to a border war between Ecuador and Peru.

You have to imagine the prototype of the Ability Hand at that time was three times the size of a normal human hand, and had wires going everywhere, plugged into the breadboards, plugged into power supplies, plugged into the wall. Despite that, Juan said in front of international news stations, that a part of him had come back. He was able to make a pinch for the first time in 35 years. And that's when we realized if we want everyone to feel the exact same way that Juan did, the only way we could do that was to commercialize our technology.

And that's when PSYONIC was born. Back in the US, we met retired US Army Sergeant Garrett Anderson, who used a hook on a daily basis. This is a technology that hasn't changed since the Civil War era of the United States. We believe that our veterans deserve better. So we upgraded Garrett to the 21st Century. Now he has superhuman abilities. He can rotate his wrist in 360 degrees. He can even charge his phone from his arm. But what we built was just a prototype. We needed to make a prosthetic hand that would survive whatever life threw at you.

Tina wants to be able to feed her granddaughter. Garrett wants to be able to do work out in his yard. Cody wants to return back to the farm. This requires a hand that is robust to impact, that can feel, that's water resistant, and is also lightweight and very strong. And we built the Ability Hand to be just that.

To give users the best experience, we developed the Ability Hand to be one of the fastest bionic hands in the world. It closes faster than the blink of an eye. We are also pioneering touch feedback. So when Sergeant Anderson holds his daughter's hand, he can actually feel it. And so over the last six to seven years, we've gone through eight different prototypes and feel tested all of them.

I'm so excited to show you the next generation of the Ability Hand.

And here it is: the brand-new Ability Hand.

You can control it with your muscles, but it also has Bluetooth on it. So there's an app for it on both Android and iOS. And so all five fingers flex and extend and the thumb rotates as well. And you can do different grips with it. So here's a key grip, or if you want to give someone a thumbs up, you can do individual finger moves–so here's a precision pinch. You can do a tripod grasp. If you're at a rock concert, you can rock on. You can also do individual finger pointing and yes, you can point with other fingers too. The fingers are made from a flexible silicon and rubber, so they can take a beating.

It's also made of lightweight carbon fiber to make it super light and super strong. It's USBC rechargeable, so the same way you plug in your phone, you can plug in your arm. In fact, you can charge your phone from your arm as well—a superhuman ability we like to give our users. In the index finger of the pinky and the thumb, we have touch sensors that relate to a vibration motor that's in the socket, so our users know when they've grabbed an object, how hard they've grabbed an object, and when they've let go.

The best part though is that it's actually covered by Medicare in the US. We've expanded access to advanced bionic limbs to millions of Americans with Medicare coverage.

This technology is no longer a prototype. In fact, you won't even believe what you'll be able to do with this Ability Hand and what you're going to be seeing us do over the next couple of months.

We are redefining what it means to be human for so many individuals across the US and across the world.

Come join our bionic revolution.

5 Questions with PSYONIC Founder & CEO Aadeel Akhtar

I'm Dr. Aadeel Akhtar, and I founded PSYONIC. We develop advanced bionic limbs that are affordable and accessible for everyone.

Q1: What inspired you to start PSYONIC?

This is something I've wanted to do ever since I was seven years old. I was visiting Pakistan and that was the first time I met someone with a limb difference and she was my age missing her right leg using a tree branch as a crutch, living in poverty. And that's what inspired me to want to go into this field and make advanced bionic limbs that are affordable and accessible for everyone.

Q2: How is PSYONIC revolutionizing bionics?

We are pioneering a bionics revolution. With the Ability Hand, we made the fastest bionic hand in the world, the first on the market to have touch feedback. It's super robust to impact and it's also covered by Medicare in the US to make the hand more accessible than ever. We've expanded access from 10% of patients who could afford an advanced bionic hand to now 75% because of this Medicare coverage.

Q3: What is the "next big thing" in bionics?

The next big thing in bionics is going to be connecting these devices directly to your body. We are partnering with research institutions that are connecting our Ability Hand directly to your bones. We're working on fingers that are connected

to your muscles and your tendons and also nerve implants that can directly read your nerve impulses so when you think about moving digits, your hand is actually going to respond and feel from it as well. This is the future that we're heading towards.

Q4: What is the market potential for PSYONIC?

By 2026, the global prosthetics and orthotics market is going to be $21 billion. The bionic segment of that is going to be $2 billion. And that's just the start for PSYONIC. We've sold our hands to Facebook and Apptronik. We've put our hands on robotic arms that can be used to do tasks around the house. We're also partnering with institutions who are doing neural interfaces to control these hands directly from your mind and your muscles. These markets are going to be growing by 12 to 14% over the next five years.

Q5: Why should investors buy into this vision?

At PSYONIC, we're building advanced bionic limbs that are more accessible than ever. Come join our bionic revolution. It started with the Ability Hand, and we're expanding into other limbs including our Ability Leg. The future will be even more exciting with our research and humanoid robots and neural interfaces. We want you to be a part of that.

We're going to talk to you about today is how bionic hands, you've probably seen them all in video games and sci-fi like Luke Skywalker, and how they work actually in the real world. So today, we've got a panelist of five, what we call the ability hand users here, and you're going to get to hear from each one of them. We're first going to talk about a little bit about, you know, how we got to this point, how we developed this, and how it kind of works, and then each one of them will share their stories.

So, I am Aadeel Akhtar. I am a CEO and founder of Psionic. We develop advanced bionics that are affordable and accessible to everyone, and so this is something I want to do my whole life ever since I was seven years old. My parents are from Pakistan. I was born in Chicago, but I was visiting Pakistan when I was seven. It's the first time I met someone with a limb difference, and she was my age, missing her right leg, using the broken tree branch as a crutch. So, I ended up going to a lot of school to work on this problem. I got a Bachelor's in biology from Loyola, Masters in computer science there, and other Masters in electrical engineering from the University of Illinois, PhD in neuroscience, and I left medical school to do this because this was a lot more fun than finishing my videos.

Now, while I was doing my PhD, we got the chance to go down to Quito, Ecuador, where we were working with a man who had lost his left hand 35 years prior due to machine gun fire from a helicopter. He was in the Ecuadorian Army, and there was a border war between Ecuador and Peru. This is a much longer story of two weeks of all-nighters and trying to get this hand to work, but this video I'm about to show you guys was one of the international news stations that covered that event of that day. Is okay, is [Music] um, okay, so a couple of things I want to point out that the hand that you see in that video there, right, it's like three times the size of an average adult human hand. A scout wire is going everywhere from your breadboards, power supplies, two computers, the wall to despite that Juan said that he felt as though a part of him had come back, and that was because he made a pinch with his left hand for the first time in 35 years. In fact, he had forgotten how to make a pinch, and we had to retrain his brain by placing a mirror in front of his, uh, his left missing hand on his left side and then, uh, reflecting his right hand, tripping his brain into thinking that his hand was there and reactivating those muscles. So when he says that, that's when I realized that if I become a straight-up MD, then this just ends up as like a university project. We want everyone to feel that same way that bonded we had, and that's when Psyonic, our company, was born.

So we started out at the University of Illinois. We just moved to San Diego about a year ago, and that's what the head looked like then, and this is what it looks like now. So this is entire U.S army Sergeant Garrett Anderson doing push-ups for the first time since his army days. He can even do things like 50-pound kettlebell swings, and aside from just doing like workouts, you can use it for doing all sorts of activities of daily living, something as like menial as closing your laptop lid or, in the case of Tina, she got to feed her granddaughter for the very first time because she could hold the bottle of her bionic hand and her baby with her left arm, her natural arm, and the whole goal of this is to make the lives more convenient for people with limb differences, and that's our goal here, to make the most advanced bionically, it was more accessible than ever. So this is what the hand is like right over here. I've got it right over here, and you'll see some demonstrations from actual users as well, but all five fingers flex and extend, and the thumb rotates as well. They're all using their muscles to control the device. I'm using these two buttons, but it's basically the same principle. They, it's kind of like if they flex one muscle, they can bend the hand, or they can make their hand close. They extend it the other way, they can make the hand open. They can switch between different grips like here's a pin should be at a rock concert, you know, and then one of our user favorites is the um, the finger wave that we've got right yourself over there as well. And so other things about this, the hand is super durable, so I can like smash this, it totally survives the

impact. We've climbed the roof of my house, dropped it 30 feet, and it survived. We put it in a dryer for 10 minutes. I've stepped on it. I arm-wrestled against Dan, the Empire triathlete national champion, and I lost. And we put this thing through the ringer. This is also the first hand to give users touch feedback. So when you actually touch the fingers on here, you can actually feel it. And so this is 85-year-old triple amputee EQ Sylvester grasping a hollow eggshell while blindfolding without cracking it because of that touch feedback that's on here.

Other things are, it's the fastest bionic hand on the market. It closes at 200 milliseconds, so it's faster than technically the blink of an eye, which is 300 milliseconds. And so this was, I'm actually Dan, three minutes after you put the hand on for the very first time, someone threw him a water bottle, and he was able to catch it. And then this is me, uh, yeah, yeah, I should probably take this out of the rotation.

Um, and so just to give you another idea of how durable this thing is, this is um, Sergeant Anderson punching through three flaming boards. Um, yeah, with uh, with a real-world bionic hand. Um, and these are part of all on our YouTube channel, so if you follow us on YouTube, their full-length videos that describe the science and uh, the engineering behind all of this stuff. So another one of our uh, the panelists, Kate, um, she came over to our lab when we were back in Illinois, maybe a like a year and a half ago, and she was doing Bottle flip tricks, remember that that Trend where you have a partially filled bottle of water. Um, you can imagine it's a lot of harder to do with a bionic can, but she was nailing these shots, and this one was one of my favorites, where she was in the stairwell, and she got it.

So another cool thing about this um is that if you're building a hand though, so we've optimized our hands for humans' teeth right, but if you're building a robot that is doing human tasks, then it makes sense that the robot would use the same hand. And so um, we actually went to NASA about a month ago, and so Ani and Ryan were there with us, and um, this uh, NASA has [Music] things that would be on the international situations [Music] manipulating objects like tools and buttons that were that you find on the International Space Station. What is the exact same hand that our human users are wearing that the robot is tuned. So that's Ani fist-bumping the humanoid robot using the exact same pandas here, but also we can put them on robot dogs too. So um, we decided to put it on one of those Boston Dynamics, and I had a lightsaber duel against the Boston Dynamics robot.

So we refer to this as General Grievous' dog [Applause]. [Music] [Music] I keep losing these challenges [Music], and so um, another fun thing that we can do with this hand too is that Adam's Family Style, we can make the hand Walk-Ons. Oh, and so this is what we did on Halloween [Music] [Applause] [Music] we have a lot of fun. [Applause] And so, where we're heading with a lot of this technology going forward, so as I was mentioning and I think I've probably talked about a little bit too about how they control their hand is through the muscle sensors that are placed on their residual limbs, but we're actually working with researchers who are doing brain implants and nerve implants as well. And so, this next video was um, on 60 Minutes just like a couple of months ago showing uh, a patient who's paralyzed in a car accident actually control the hand and heal from it with brain implants. How you doing Scott, nice to meet you, nice to meet you. Scott, with volunteers including Scott Embry, and you can feel that? I feel it on my fingertips, whose movement and sense of touch are limited by a spinal injury from a car accident. Computer ports in Embry's skull are wired to the motor and sensory parts of his brain. Electrodes pick up the brain's electrical signals that were intended for the muscles. A computer translates those signals to the robot, and you can actually feel from each one of those fingers as well, index. And so, this is where we're kind of heading with this technology, and actually, at the end of this uh, towards the end of the panel, we'll do a fun demonstration where you guys will actually, like, one of you guys will be able to control the hand yourself and then get an idea of where we're going with this with the nerve implant

you. But we will get back to that. So, I mean, like I said for Psionic, you can find our info like you can email us there, you can go to our website, and also we're actually in the middle of an equity crowdfunding campaign too. So if you guys want to join our bionic revolution and be a part of the progress on what's making this happen, feel free to scan the QR code and invest in the company. We've even had our patients invest, which is just one of the coolest feelings ever, that they get to be a part of us making this for them.

So, with that, I will now turn it over to each one of the panelists, and Mandy, would you like to go ahead and talk about your experience? Myself, so I'm Mandy, personally, nice to meet you all. So, I flew in from North Carolina, but this is actually like my home turf, so I'm really excited to be back. I'm probably more known for like my cosplay work, uh, be with Spark Cosplay. I'm the one who did a Cinderella that went viral a few years ago, where instead of giving her glass slippers, I did a glass arm, which was super cool. Yes, and that really kind of gave me a platform to just kind of step up my game with disability inclusion and disability advocacy. And I'm just personally really passionate about making sure kids see themselves represented and making sure that people have access to whatever, you know, technology and tools that they need to live their best life.

Um, because as some of you know, like this world was built for people with two hands and um, like I was a congenital amputee, which means I was born with a limb difference just below my right arm. And so, you know, I didn't have this kind of technology when I was a kid or when I was a young adult. And so, you know, I had to learn how to move through the world with only one hand, but of course, you know, a lot of things that you don't even think about can be a challenge, like opening a water bottle or peeling a banana. You know, trying to do that like in your armpit can get a little messy sometimes. So, I was really excited. I got um, connected with Aadeel um, through social media, and we chatted about San Diego and like trying out one of his arms, and I really appreciate that Aadeel has really been working to make this kind of prosthetic technology as accessible to people, like to get it into as many people's hands as possible. Um, yeah, their hands, literal hands.

Um, yes, so because I had been denied for functional prosthetics before, so this was the first time that insurance would actually pay for me to have a prosthetic limb, and a lot of that was the work that Aadeel did to go through all the processes with insurance. Um, and so for me, it's been really cool to just do all this two-handed stuff that um, I hadn't been able to do before, or to do the things I had done before just faster or more efficiently, or just, you know, not have a hard time carrying two suitcases through the airport. I was like really excited. I was rolling straight. And so yeah, so that's kind of my story. Um, and it's also cool because I'm a congenital amputee, so I don't have the same like sense of a hand having been there that some people who lost it later do. Um, you know, for me, you know, having a partial limb is all that I know, but like the technology that they have is still able to connect to the muscles that I do have here. And so, I can still easily open and close, um, just as if I always had a hand, which is pretty phenomenal. And I'm super excited to see all the research that they've been doing and where this tech is going to go in the future.

So, one of the cool things about Mandy's hand too is that it's actually pink. And so, um, yeah, that's right, uh, and so it, uh, this does actual carbon fiber that's on here, but we can uh, do different colors of the carbon fiber. And so, she has a pink version of the hand, but we've got like red, blue, green, like uh, like I think we've got a camo one in the works too as well, which is uh, which will be a lot of fun. But yeah, thank you, Mandy, for sharing your story. Um, [Music] [Applause].

And that wraps up the detailed finishing of the previous narration, highlighting the innovative progress and personal stories within the bionic hand development field.

Yeah, hello. I am Dan St. Pierre. I am the 2018-2019 Para Triathlon national champion. In 2009, in a work accident, I was a commercial diver, the underwater construction. For a long time after that, I used the body power prosthesis for about three years, and then, yeah,

It didn't help me anymore. I'll be honest; it felt like I could do more without it. The myoelectric I had back then was very heavy, very bulky. They gave it to me and told me, "Don't get it wet, don't get it dirty, don't bump it on anything, don't go to work with it, don't do anything." So, it's like, "Oh well," after that, I literally wore it twice, and it sat in my closet. After that, I gave up on prosthetics for a long time. I was just jaded. I didn't think they really helped me that much, and then, by chance, I got to meet Aadeel in 2020, and he said, "Hey, I need someone to wear my hand for a convention." I was like, "Okay, let's see, let's see." And then, but it was a totally different experience. He handed me the hand and said, "Do whatever you want with this." So, I do. I beat it up. I break it all the time, and yeah, it's been great. It's been a great experience so far, definitely looking forward to the future. [Music] [Applause]

I was supposed to say, because he was saying we could do all kinds of stuff with it, like, they actually told me when I first got it, they're like, "Have you tried washing your hands?" And I was all like, "I'm not putting this thing in the water, like are you serious?" They're like, "No, just do it." I was like, "As long as it's in writing." So, but yeah, I can totally wash it, like it's water-resistant, I guess it's waterproof up to the wrist, right? It's very good. I've spilled soup on it.

Um, so I am an infection-based amputee. So, I had sepsis when I was an infant, so I was born with two hands, but I have absolutely no memory of that. So, I'm in that weird little gray zone of yes, I am an infection amputee, but I'm practically congenital because I have no recollection of ever having a hand, nothing. So, I've been using prosthetics since I was two years old, and I got that one little dummy cosmetic hand when I was two, and even when I was two, I broke it, like I destroyed it.

Um, and then they tried putting me in my little electrics just to train me because it's very important to have good myoelectric muscle control. So, then contextualize, I'm not in sports, so they're like, "Okay, this little girl is just going to school, but she's somehow breaking literally everything we're giving her." So, they got very confused, and then I just ended up eventually stopping wearing this because, like Dan, too heavy, and it was bulky, and something interesting about the pediatric prosthetic industry is that, for honesty, it sucks. Um, just to be real, they give you one grip, and that is all. If you want a cosmetic sleeve at all to match your skin tone, they get just dirty in five seconds, so it doesn't even look like your hand after one use. And when you're a kid, you're like, "Okay, cool, I have this hand," and you don't understand the concept of cost, so you're like, "Oh my gosh, all these other kids are drawing on their arms. I'm gonna draw on my arm too." So, uh, I was not a favored prosthetic user as a kid.

Um, and then that was until I got to high school, and college was in my future, and I was like, "Okay, I think I want to try a bioelectric hand again because I'm going to be living on my own for the first time. I need to be able to have the option, at least, of having two hands because I'm not going to be near my family at all, and I want to have the option to do as many things on my own." So, I was talking to my prosthetist, and they... I wanted a really cool 3D-printed hand. They freaked out. They're like, "No, no, no, no, please don't. Um, have you, hey, there's this company called Psionic. I think, I think you should do that one. Yeah, yeah, that one." And that's what I had to do. It was my senior year of high school, and I've been working with him and using the ability handstands. The ability hand was the first time in my life that I've had like a parallel vision. Like, I've used my electrics my whole life. I've used body-powered upper body prosthesis my whole life, but then all of a sudden now, I'm going through the street, the halls of high school, and they were carrying my books in one like my right arm. I'm like, "Oh, drops," so I have to reach. I'm like, "Okay cool, I can just reach and grab it," because all of a sudden, my brain was telling me I have a left hand, and my brain was recognizing that I have a full body now, which was a really weird sensation, like, that it's very strange.

So now, I've been a user for two and a half years. I'm currently a rising Junior at Johns Hopkins University studying biology, and this hand has been extremely helpful. Oh, I, this is also important, um, I'm also part of the National Association for the Advancement of Orthotics and Prosthetics. I'm their 2023 grease fellow, and with that, I'm studying orthotic and prosthetic legislation and working to get better

Medicare coverage, which overall will lead to better overall coverage for everyone. [Applause] [Music] [Applause]

Hey everyone, I'm Ryan Goodwin. I'm like Katie, Dan here, this is my first myoelectric prosthetic, so I made the right choice first. So, uh, I'm in web design and digital marketing, um, based in New York. I help clients establish an online presence and generate leads and sales for their business. So, um, back when I had my amputation because I was a traumatic amputee, I had a lot of time to do research before I was able to get approved by insurance, so that's how I came across Aadeel. And one of my biggest concerns was not being able to go back to some of the activities that I was always so used to doing. I'm thinking I'm very active, I'm big into mountain biking, playing hockey, golf, etc. So during that period, um, I had a lot of time to do research, like I was saying. So I reached out to Aadeel, fast forward a few months, he was kind enough to send me a demo hand where I could try it out and uh, try to get back to all those activities, and I had that in for a couple of months as a demo, and I fell in love with it. I was back to playing golf, back to playing hockey, back to mountain biking, so it really was amazing. It was something that was my biggest concern, and through the ability to hand, I've been able to get back to everything I was doing. So even uh, when we were visiting NASA, we were different comic Blues as well, and uh, me and Ani here were able to get some light trips in, lightsaber training in as well.

So yeah, with that, I'll introduce you to Ani here. Hi everyone, um, my name is Annika, and I am currently a student at the University of Massachusetts in Amherst, so from the East Coast. Um, I was born without my left arm, so similar to Mandy, I have a congenital difference. Um, and I didn't start wearing prosthetics until my senior year of high school, so when I was 18. So before that, I functioned really well without wearing a prosthetic device. So my first prosthetic I got was a similar myoelectric multi-articulated bionic hand, um, and I, well, I can just preface, I lead a very active lifestyle. I like to try a lot of physically demanding activities and trying to learn new things. Since coming to San Diego, I've taken up like three new sport hobbies, I feel like, so I can't keep up with them all. But that being said, I have realized that since wearing a bionic hand, one of my personal top priorities is a hand that can keep up with my lifestyle. And so, what I had noticed with the first myoelectric hand that I had gotten is that it couldn't, um, and I was breaking it all the time. And as a user, one of the most important things, I think, is trusting your device and trusting that you're not gonna break it, that you can bring it along with you through your day of, you know, doing crazy things, lifting things, whatever it is, um, and it's not gonna break, the fingers aren't gonna stop, you don't have to worry about sending it in to get a repair. And yeah, my previous device, I was just breaking it a ton, and [Music] um, felt like that was limiting or demotivating me from doing the things that I love to do, which is not something that you want anybody on a can that's supposed to help you.

Um, and so yeah, so that, um, and also similar to, I think, Dan and Pinky said, I had first gotten a prosthetic, so not a myoelectric one where all the fingers can move, when I was nine. That was the first time I went to the prosthetist. And it was awesome when I first got it. I remember I was so excited. I was pretty insecure growing up about my limb difference. I think this is very common in the limb difference community, but I would wear long sleeves all the time, all the time. It would be like 90 degrees, and I would be sweating, but I would be wearing long sleeves. So, the prosthetist seemed like the answer to all of those insecurities, and I thought it would kind of fix everything. I got a device that was similar; it was a passive prosthetic. It looked very realistic; they matched my skin tone perfectly, individual freckles, hairs. It's kind of scary how realistic they can make them look. And I wore it, wore it down probably two days. I don't even know if it made it two days, and it now resides as a drawer in my similar situations, yeah, yeah. So yeah, it wasn't, um, I guess practical for my lifestyle, and it also limited me a lot because as a congenital, somebody with a congenital limb difference, I'm very well functioning without a device, and so that just cut off the interaction between this side of my body and what I was interacting with.

So, anyways, yeah, the reason that I am here and the reason I'm in San Diego is because I'm interning with Psionic. So, in addition to having the perspective and being able to offer the perspective of somebody who has a limb difference, um, and identifies as having a disability and wears a bionic hand, I am also working for the company that makes the bionic hand that I wear, which is pretty awesome. And so, I have gotten to work with and learn from the awesome people that have designed and manufacture the bionic hands that we wear, which is just, it's been such a cool experience. Many of whom are in the audience, yes, by the way, so yes, yes, they are awesome. [Applause]

So, I, I can touch on that later if anyone's curious and kind of offer like a backend lens into how it all works, but, um, yeah, that's me. Awesome. And so, uh, I figured we can, uh, show some of the cool things that you guys can do with the prosthetic hands and so on in front of Ryan right over there. So, Ryan's, um, his prosthesis is actually set up for the wrist rotator as well, so he can actually do 360 degrees of wrist rotation. So, um, he's superhuman, making the batteries back. But we, uh, brought these raspberries earlier today, and so it's delicate enough that he's able to grab a raspberry without squishing it together. And, uh, some other cool things about the hand too, so it's USB-C rechargeable. So, the same way you plug in your phone, you can plug in your arm. It'll recharge it in about an hour to an hour and a half, like zero to 100, and then, uh, it lasts about eight hours or so. I'm excited for you guys, right, but also, you can charge your phone from your arm as well. So, we are users. I mean, I wish I could do that with my, uh, with my natural arm, right? Uh, and then, uh, some other where we like to put a bunch of Easter eggs in the hand itself too. So, um, the way that they can update their hand, there's Bluetooth on it, so there's an app for it. There's an app for everything. So they can configure their muscle sensor settings, their touch sensor settings, like what the grips look like, etc. There's also like a demo mode on here, so I can use that to, uh, you know, use this as like a joystick, essentially, so I can control the hands from my phone. But there's actually an invisible button in the app, and you can actually get it too. Let's see if I can trigger it. It's on to the Doom, which is the director of engineering. I've decided to throw in here, and um, and so yeah, any 8-bit song that you want, we can actually make them and play it from the motors. So, another superhuman ability users, um, and so we, we brought a bunch of, uh, things that we can show you guys too. And so, uh, we have a, do we have the volleyball, right? And so we literally just tried this for the first time, like what, 15, like an hour ago. So, uh, and that's, that's one of the things that we're all about. We don't want to have our users be limited in what they can do, right? So, I wanted to try and play volleyball with it. We're not going to be like, "No, you shouldn't play volleyball with it." And so, I'm going to toss her a ball, and... our graduate, nice! All right. [Applause]

If you had tried that with your previous hand, would it work? Broken. [Music]

And so, when we first met Dan, and we wanted to kind of like push this into the limits too, and so when we first, the conference that he ended up coming through with us, we were like, what could we show that would like really show off how robust this hand can be? And we were like, "Can we break boards with a martial arts style?" And so, um, we brought some boards with it. We figured we can give you a live board-breaking demonstration. [Applause]

Would you like to examine the board too? Does it feel real? All right, great, confirm. [Applause]

[Music]

Challenging to do with the prosthesis and that has been has become easier to do with a prosthetic, and what are some of the things that are still challenging to do that you would like to see this kind of stuff head towards?

I mean, for me, it's really just all these little things that you do throughout your daily life that you don't even think about, like I used to never order steak in a restaurant because I can't hold a knife and fork at the same time, or just anything like opening a bottle. I would put it in my armpit and try to do it that way instead of just being able to hold it so it's lid off. I think the things that I would like to see, I was very disappointed when I first got this hand because I just finished a soda, and I had the can, and everyone was like, "Crush it!" And I was like, "Oh!" And the arm was too smart, and it wouldn't crush the can, and I was like, "Okay, I need a can crush mode, okay?" [Applause]

I think for me, one of the big things, like Mandy said, it helps in everyday life that you don't even realize until you get one again, another hand. But for me, I would say working out, going to the gym, being able to bench press something again, and, um, yeah, I love just leaving my arm on the bar if I go and add more weight, and the people just stare at it. I think that's right. But yeah, I think that's a big thing for me.

I can eat chips! [Applause] Eyebrow Pringles, because, okay, when you have a myoelectric hand, I think sometimes when you go to OT, they try to make you get good at muscle control, and then as a kid, they're like, "Pick up a chest." So, sorry, I was in rock on mode. I'm getting tired, sorry. Oh no, I locked it, okay. There we go, there we go. Yeah, when I was a kid... [Applause] [Music]

[Music] So, my favorite part of the hands that I've come to realize is, because it is so fast, the fastest hand on the market, it allows you to do things without really thinking about it. Like, if I want to grab this water bottle, I can just quickly go and grab it, and then they could spin it too if I want. But with other devices I've tried in the past, or trials in the past, there's a lot of hands that operate much slower, so if you want to go grab the water bottle, you have to sit here and think about it, and then the hand slowly closes over it. So, the speed helps to, uh, kind of almost make it feel like an extension to your body and a lot more natural control. [Laughs]

Um, something so I agree with everything you guys have said. It's something that I don't think we've touched on yet, is that as users often we rely on visual cues a lot, which can be really limiting, and also just is additional time when you're doing any kind of task. So, um, if I go to hold this glass, I don't have to stare at my hand to know that I'm holding this glass because I can feel that I'm holding this glass. Whereas with a different device, so not this hand, um, I don't get any feedback that I'm holding this device, so it's different than if I was holding um, a cup like this where I often will find myself with my previous myoelectric hand, staring at my hand all the

time when I'm holding things to make sure that I'm not going to drop it, you know, especially in like a social setting if I'm holding a cup. Don't want to drop it, crash, break everything, you know, it's embarrassing. And, you just, again, it all kind of comes back to trusting your device, but the reliance on visual cues is something that I think a lot of users experience. And so with this hand, as Aadeel had kind of touched on in the beginning, it offers touch feedback. So, in the fingertips, there are pressure sensors, so those relate to a vibrational motor that's in my socket. And so my arm will actually vibrate when I'm holding something. So I'm holding this cup right now, and I get a little vibrational, I feel like the best way to describe it is reassurance that I'm holding it and that it's not going to go anywhere. I'm not going to drop it, which is something that I have only been wearing this hand for the past two months, but it's been something that I've really loved. Wearing a hand because I don't have to be staring at my hand when I'm doing everything to make sure that it's functioning properly, which is just a little thing that you don't really think about, and I wouldn't normally think about. But I never stare at this hand to make sure that she's in check, and with this hand now, I don't have to do that, which is really nice.

Yeah, one thing that we've kind of touched on a little bit but I don't know if we explained it, so the hand with the speed, like, you can actually control the speed in real-time. So if you want to move it fast, you can, but it also, you can control it lower, so I can control how quickly I want to grab things or be able to do things more delicately, which is pretty awesome. And so, one of the things you might have noticed with each one of the panelists is that the way they're controlling the hand is these pre-programmed grips, right, so it's like a power grip or a pinch or like a key grip or a tripod grip, etc., but it's not necessarily like individual finger movements just yet, where you, where if I tell her to just, if I tell Mandy just move her ring fingers, she can't do that just yet. And so it's one of the reasons why we actually moved down to San Diego, is we're working with the military hospital here on known integration and nerve integration on these devices. And to give you an idea of what that's looking, or what that's going to look like, what we're going to do is we're going to have one of you guys actually, uh, control this hand. So, I'm going to step down here. Can I get a volunteer? Okay, let's go, I'll go right over here. Stand up. What I want you to do is uh, take your right hand and then place it in front of this camera, and then bend your fingers.

And so, in real time, it's mimicking the exact same movements that they have right out there on the hand. So, um, and this is the next level, right? So, we're about to start clinical trials too with some of our partners on these nerve implants, and the idea is that hopefully, we'll be able to get people to play piano or type on a keyboard. Technology, so this is what we're looking forward to, maybe 20 years. And with that, I'd be happy to open it up to questions.

But, um, my favorite question for you guys is also, thank you all for sharing all of this information, it's really cool. So, as a congenital amputee, I get a lot of pain from overuse. I've been...

For years, yeah, yeah. I mean, well, so I'll kind of explain. So, I had, before I got the Psionic arm, I had had to go to physical therapy multiple times for my shoulder and my ribs, um, because, yeah, when you do everything with one hand, even just driving, you know, all the time with one hand, it really wears you down. So, I have found this has helped a lot to just kind of balance me out, um, and just to be able to do things with this other hand, to carry bags with, you know, the other hand. Um, so yeah, I definitely feel like it helped a lot with that. For me, on the flip side, I want to also add that even if you aren't congenital, and if you have pain in your residual limb, it has been found to help, um, lessen phantom limb pain. And as someone, like, since I'm still technically a trauma amputee, basically

I still have pain in my elbow, and it helps with overall pain and just the residual ones.

Hi, so my question is, as you go further with nerve implants, what is that—are you finding a higher risk of body rejection of the nerve implants, or how are you combating that?

Um, yeah, so with the nerve implants in particular, there hasn't been many issues with rejection on that front. There's some issues of like scar tissue that might build around the actual implants itself, which could just make the signal quality degrade or change over time. But from what we've seen is that we've seen some of the users have them in for like 18 months without any issues at all. And so, uh, that's uh, our partners that are Incorporated in Dallas, the hand surgeons, that's what they were telling us. Now, one of the things is that, so they're all wearing what we call a socket, so this was molded to their residual limb, and they put their arm inside of the socket, right? Um, what we're working on is instead of having a socket, we're putting a titanium implant that goes in your bones and then comes outside of your body. Now, that runs a little bit higher of a risk of infection because, you know, there's kind of like an open wound that things can get into. But from what we've seen from a lot of the majority of patients who have that osseointegration, is that if they just wash it with soap and water twice a day, that for the most part, they're usually fine. The more you pick at it, that's when it gets infected more. Um, but the, if it's always going to be a pro and con type thing, right? The pros of having something directly attached to your bones can really outweigh, you know, the things like sweat and fatigue that you get from wearing a socket all day because it's kind of almost like wearing a shoe over your arm, right? Um, and a hand was meant to be attached to your bone. So those are all being actively researched right now too, and so we'll find out even more about it over the next coming years.

So, with 3D printing being more and more available to consumers, and especially with metal 3D printing becoming a whole thing, and uh, so how do you, either as a company or as a user, can I use 3D printing and all these applications? I mean, I'm thinking like my replaceable flashlights or something, that attachments, all sorts of things, you know, all sorts of things that you could do with it. So, I'm just kind of curious what your thoughts are on that.

Oh, yeah, absolutely. We definitely leverage 3D printing. And if you ever come to our lab, which again, if any of you would like to, we're in San Diego as well, so feel free to send us a message, and we have a really cool tour over there of all the prototypes that we've got and like a robot dog and things like that. But we have a wall of 3D printers, and we make all of these in-house, right? So, every single hand that goes out into the world is made here in our offices in San Diego. And so, like the palms are 3D printed, but then we'll lay them up in carbon fiber to make them super robust and strong. There's a flexible foam inside of here that's 3D printed, and then we'll put it in a 3D printed mold and inject silicone into it, and that's how we get like the silicone fingers. So, we're utilizing a lot of those, and uh, I mean, we're always looking at the cool like the extensions that we can uh, make through it too, right? I mean, like uh, I mean we have the lightsaber duels, right? But we can theoretically just attach the lightsaber directly to the um, yeah exactly, cosplay arms and things like that, right? Uh, and then um, we're gonna make a 3D printed socket for Ani soon too, that's gonna have like light-up and things like that too. So, there are all sorts of cool things that we can do by leveraging 3D printing spots.

As long as you can be honor everything, yeah, come in. Um, so I, I think it's Ross, and I'm learning ASL right now, American Sign Language. So, I'm just curious if you like um, [Music] sign language, and um.

So, we've done, we can do some of the signs. The problem is we can't cross our fingers on this because there's only six motors, so all they can just flex and extend, they can't cross because of that, that limits us in all the standard that we can do. Um, now that being said, um, if some of this nerve implant stuff goes really well, and then we can show that we can actually spread the fingers apart, we're going to be adding in those motors in here. And then that's going to open up the entire world to doing sign languages a lot. And that is one of the things that we actually have been looking into.

Oh, this is how you...

Two quick questions: where are you thinking of going just so far it's cool looking, industrial design, and what's the potential for having some quieter drive, quieter than the separate motors?

Yeah, those are both great questions. In terms of the design itself, right, we wanted to go with a carbon fiber look because it was, we wanted to be like performance, right? These are super robust hands, these are super sleek, they're super fast, etc. And then we wanted to customize them with the colors, so we're gonna have more color options coming out soon. I'm hoping eventually we can even have replaceable ones too, so you can match them with outfits and cosplay and things like that. So, those are definitely in the pipeline, and it's always, you know, the... it's always tricky to, you know, incorporate all the features we want to as well while also making it look really cool as well. So, I mean, we need to make sure it's still like waterproof and has all the motor functions and all that stuff, can last a few years at least, right, through like crazy wear and tear. So, those are always on the forefront of our mind.

And so, the second question about the noise, um, so a lot of that comes down to the gearbox as well. We're looking at new gearboxes to see if we can make it quieter too, and, uh, and some of our users have said that they wish it was quieter, but some also actually kind of enjoy the sound too because it sounds like cool and robotic, and like, uh, and you know, this is like kind of the future, right, that we're living in. So, uh, but those are all things that we're looking into.

All right, so I forget, so I've always been a huge nerd. I've always been in it, just side by side. So when I look at these hands, I see the future, not only prosthetics, but it's just... sorry, what are you guys most excited about when it comes to these hands, like what are you most excited about the progress or just what you might be able to do in the future if you haven't been able to do with this account?

Okay, guys, so I know we're all nerds here, so like, um, as you can tell, I just casually switched into my Winter Soldier cosplay. [Applause] [Music] Your soldier, we know, Luke Skywalkers, are like, I, I personally want to get to that level, or like if you've seen the new Guardians of the Galaxy 3 with Nebula's arm, please, I, that's, that's my heart, personally.

I understand. I think the biggest thing for me is, uh, the new nerve implants. I'm definitely looking forward to that. Not having to wear a socket would be a game-changer.

Yeah, I'm really excited for the future. Yeah, when we get the individual controls would be really awesome, but it feels like it's actually most excited about NASA, I think.

But we could have you, you could be working at NASA, yeah, you can be an astronaut, using a bionic hand, working with other robots using prosthetic hands, right?

Last question: Hi, guys. I just want to ask, like, next minute piece, you have the uh replace on the guy's head, but it looks really big and bulky, so is that also part of your research, and like, uh, are you guys also involved in that, um, like making it more practical, and...

Yeah, so, our hand is compatible with any control system. So, um, for any researchers who are doing brain implants or peripheral nerve implants, or NASA, or Facebook, though just slinging them on robots, you can just literally pop the hand off like this and then just slap it on the robot, right, uh, or another person. In fact, I think with our robots, uh, we could literally just take the hand off the robot dog and put it on his arm, and then, yeah, right.

Um, and so, we designed the hand to be, uh, like, extensible like that, right? We have a programming interface that allows anyone to control it, so we wanted to make it open to anyone that was doing it. We're working specifically on the peripheral nerve implant interfaces. There are other companies like, for example, Neuralink or University of Chicago, that are doing thethe brain implant interfaces. If, in my personal opinion, I think there's probably a more general appeal of having something implanted in your arm as opposed to something in your brain. I think we're still going to be like probably 15 years off, at least, on any sort of commercial brain implant coming to market. But we wanted to, since our researchers were already working on it, we wanted to make sure that our hand would be compatible with those systems when they come up. So they work with systems available now as well as all the things that will be available in the future. [Applause] [Music] [Applause]

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

FORM **BCA 10.30** (rev. Dec. 2003)
ARTICLES OF AMENDMENT
Business Corporation Act

Secretary of State
Department of Business Services
501 S. Second St., Rm. 350
Springfield, IL 62756
217-782-1832
www.ilsos.gov

Remit payment in the form of a check or money order payable to Secretary of State.

File # ____________ **Filing Fee: $50** Approved: ______

—— Submit in duplicate —— Type or Print clearly in black ink —— Do not write above this line ——

1. Corporate Name (**See Note 1 on page 4.**): Psyonic, Inc.

2. Manner of Adoption of Amendment:
The following amendment to the Articles of Incorporation was adopted on August 26 (Month Day), 2022 (Year) in the manner indicated below:

Mark an "X" in one box only.

- ☐ By a majority of the incorporators, provided no directors were named in the Articles of Incorporation and no directors have been elected. (**See Note 2 on page 4.**)
- ☐ By a majority of the board of directors, in accordance with Section 10.10, the Corporation having issued no shares as of the time of adoption of this amendment. (**See Note 2 on page 4.**)
- ☐ By a majority of the board of directors, in accordance with Section 10.15, shares having been issued but shareholder action not being required for the adoption of the amendment. (**See Note 3 on page 4.**)
- ☐ By the shareholders, in accordance with Section 10.20, a resolution of the board of directors having been duly adopted and submitted to the shareholders. At a meeting of shareholders, not less than the minimum number of votes required by statute and by the Articles of Incorporation were voted in favor of the amendment. (**See Note 4 on page 4.**)
- ☐ By the shareholders, in accordance with Sections 10.20 and 7.10, a resolution of the board of directors having been duly adopted and submitted to the shareholders. A consent in writing has been signed by shareholders having not less than the minimum number of votes required by statute and by the Articles of Incorporation. Shareholders who have not consented in writing have been given notice in accordance with Section 7.10. (**See Notes 4 and 5 on page 4.**)
- ☑ By the shareholders, in accordance with Section 10.20, a resolution of the board of directors having been duly adopted and submitted to the shareholders. A consent in writing has been signed by all the shareholders entitled to vote on this amendment. (**See Note 5 on page 4.**)

3. Text of Amendment:
   a. When amendment effects a name change, insert the New Corporate Name below. Use page 2 for all other amendments.
   Article I: Name of the Corporation: ____________ (New Name)

(All changes other than name include on page 2.)

Printed by authority of the State of Illinois. January 2015 - 1 - C 173.15

Text of Amendment

b. If amendment affects the corporate purpose, the amended purpose is required to be set forth in its entirety.

For more space, attach additional sheets of this size.

RESOLVED, that the sole director of the Corporation hereby authorizes and approves the amendment below to Article 4 of the Corporation's Articles of Incorporation so that it reads in its entirety as follows:

Paragraph 1. Without regard to any other provision of these Articles of Incorporation, each one (1) share of Class A Common Voting Shares and Class B Common Non-Voting Shares, either issued and outstanding or held by the Corporation as treasury stock, immediately upon the time this amendment becomes effective (the "Effective Time") shall be and hereby is automatically reclassified and changed (without any further act) into five hundred (500) fully-paid and nonassessable shares of the same class of stock held by each shareholder immediately prior to the Effective Time (the "Pre-Split Shares"), without increasing or decreasing the amount of stated capital or paid-in surplus of the Corporation. The Corporation shall require each holder of record of the Pre-Split Shares to surrender for cancellation the certificate representing such shares and receive certificates that the Corporation shall issue representing the shares into which such Pre-Split Shares have been converted. This Amendment increases the number of authorized shares of the Corporation's capital stock, as set forth in Paragraph 2 below, but does not change the par value of the Corporation's capital stock.

Paragraph 2.

Class	Number of Shares Authorized	Par Value
Class A Common Voting Shares	25,000,000	$0.001
Class B Common Non-Voting Shares	25,000,000	$0.001

Paragraph 3. The Class A Common Voting Shares shall be entitled to one (1) vote per share of Class A Common Voting Shares. The Class B Common Non-Voting Shares shall not be entitled to vote on any matters except as may be required by law. Except as to voting rights, the Class A Common Voting Shares and the Class B Common Non-Voting Shares shall be identical in all respects.

4. The manner, if not set forth in Article 3b, in which any exchange, reclassification or cancellation of issued shares, or a reduction of the number of authorized shares of any class below the number of issued shares of that class, provided for or effected by this amendment, is as follows (If not applicable, insert "No change"):

No change

5. a. The manner, if not set forth in Article 3b, in which said amendment effects a change in the amount of paid-in capital is as follows (if not applicable, insert "No change"):
(Paid-in capital replaces the terms Stated Capital and Paid-in Surplus and is equal to the total of these accounts.)

No change

b. The amount of paid-in capital as changed by this amendment is as follows (if not applicable, insert "No change"):
(Paid-in Capital replaces the terms Stated Capital and Paid-in Surplus and is equal to the total of these accounts.)
(See Note 6 on page 4.)

	Before Amendment	After Amendment
Paid-in Capital:	$ 4,018.12	$ 4,018.12

Complete either Item 6 or Item 7 below. All signatures must be in BLACK INK.

6. The undersigned Corporation has caused this statement to be signed by a duly authorized officer who affirms, under penalties of perjury, that the facts stated herein are true and correct.

Dated August 26 (Month & Day), 2022 (Year)

Psyonic, Inc.
Exact Name of Corporation

DocuSigned by: [signature]
Any Authorized Officer's Signature

Aadeel Akhtar, President
Name and Title (type or print)

7. If amendment is authorized pursuant to Section 10.10 by the incorporators, the incorporators must sign below, and type or print name and title.

OR

If amendment is authorized by the directors pursuant to Section 10.10 and there are no officers, a majority of the directors, or such directors as may be designated by the board, must sign below, and type or print name and title.

The undersigned affirms, under penalties of perjury, that the facts stated herein are true and correct.

Dated ______________ (Month & Day), ____ (Year)

NOTES AND INSTRUCTIONS

1. State the true exact corporate name as it appears on the records of the Office of the Secretary of State **BEFORE** any amendments herein reported.

2. Incorporators are permitted to adopt amendments **ONLY** before any shares have been issued and before any directors have been named or elected. **(§10.10)**

3. Directors may adopt amendments without shareholder approval in only seven instances, as follows:
   a. To remove the names and addresses of directors named in the Articles of Incorporation.
   b. To remove the name and address of the initial registered agent and registered office, provided a statement pursuant to §5.10 is also filed.
   c. To increase, decrease, create or eliminate the par value of the shares of any class, so long as no class or series of shares is adversely affected.
   d. To split the issued whole shares and unissued authorized shares by multiplying them by a whole number, so long as no class or series is adversely affected thereby.
   e. To change the corporate name by substituting the word "corporation," "incorporated," "company," "limited" or the abbreviation "corp.," "inc.," "co.," or "ltd." for a similar word or abbreviation in the name, or by adding a geographical attribution to the name.
   f. To reduce the authorized shares of any class pursuant to a cancellation statement filed in accordance with §9.05.
   g. To restate the Articles of Incorporation as currently amended. **(§10.15)**

4. All amendments not adopted under §10.10 or §10.15 require (1) that the board of directors adopt a resolution setting forth the proposed amendment and (2) that the shareholders approve the amendment.

   Shareholder approval may be (1) by vote at a shareholders' meeting (either annual or special) or (2) by consent, in writing, without a meeting.

   To be adopted, the amendment must receive the affirmative vote or consent of the holders of at least two-thirds of the outstanding shares entitled to vote on the amendment (but if class voting applies, then also at least a two-thirds vote within each class is required).

   The Articles of Incorporation may supersede the two-thirds vote requirement by specifying any smaller or larger vote requirement not less than a majority of the outstanding shares entitled to vote and not less than a majority within each class when class voting applies. **(§10.20)**

5. When shareholder approval is by consent, all shareholders must be given notice of the proposed amendment at least five days before the consent is signed. If the amendment is adopted, shareholders who have not signed the consent must be promptly notified of the passage of the amendment. **(§7.10 & §10.20)**

6. In the event of an increase in paid-in capital, the corporation must pay all applicable franchise taxes, penalties and interest before this document can be accepted for filing.

Psyonic is taking reservations for a possible, upcoming round. Join the waitlist today.

start engine

Watchlist

RESERVE NOW

GET A PIECE OF PSYONIC

Redefining Human

The Ability Hand™ by PSYONIC is an in-market prosthetic hand that offers users faster and more functional mobility at a fraction of the cost. Leveraging patented bionic technology breakthroughs, the hand replicates touch sensation for amputees. It is accessible to most ...

Show more

Reserve Now

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



PSYONIC
The world's first multi-touch sensing bionic hand.

$471,718.57 Reserved

OVERVIEW | ABOUT | PRESS & UPDATES | DISCUSSION | INVESTING FAQS

REASONS TO INVEST

- PSYONIC's Ability Hand™ offers people with limb differences the high-performance solution they deserve, and we believe that it is the first of its kind to offer true multi-touch sensitivity.*
- With the global market for prosthetics & orthotics approaching $2.8 billion by 2050, & the robotics industry projected to grow to $6 billion by 2025, the Ability Hand™ is a great match to meet the increasing demand.***
- grants) grew by 6x from 2021 to 2023. We're selling hands to leaders in the field like Apptronik and Meta.

*Source

**Source| Source

**** Past performance is not indicative of future results or success. 2023 revenue figures are based on unaudited preliminary data and are subject to change.*

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.

Reserve Now

PREVIOUSLY CROWDFUNDED
$3,931,351.59

RESERVED
$471,718.57

INVESTORS
239

ABOUT

HEADQUARTERS
9999 Businesspark Ave, Suite B
San Diego , CA 92131

WEBSITE
View Site

The Ability Hand™ by PSYONIC is an in-market prosthetic hand that offers users faster and more functional mobility at a fraction of the cost. Leveraging patented bionic technology breakthroughs, the hand replicates touch sensation for amputees. It is accessible to most Americans with upper limb differences because it is covered by Medicare, and it is being used by leading humanoid robotics, manufacturing, and brain-machine interface companies.

TEAM



Aadeel Akhtar
Founder, CEO, President, Secretary, Treasurer, CFO

Founder and CEO Dr. Aadeel Akhtar is all in on creating a bionic revolution. That revolution is going to deliver the best prosthetic devices at an affordable price and ensure that the robots of the future can work well in environments that are designed for humans. He founded PSYONIC while in graduate school and left medical school to make sure that the company would thrive. Aadeel was named one of MIT Technology Review's top 35 Innovators Under 35 and America's Top 50 Disruptors in Newsweek in 2021. He earned a BS in biology and an MS in computer science from Loyola University Chicago and an MS in electrical and computer engineering and a PhD in neuroscience from the University of Illinois Urbana-Champaign.

PRESS

60 Minutes - CBS

Feel again: Advancements in prosthetics limb technology allow feeling, control

View Article

CNBC

GOING BIONIC: Artificial touch technology restores feeling to prosthetic limbs

View Article

ABC WMAR 2

Bionic hand aims to help people with limb loss and differences with daily living

View Article

ALL UPDATES

03.15.24

Congrats to Apptronik and Mercedes-Benz!

Reserve your PSYONIC shares in a possible upcoming fundraising round.

PSYONIC customer Apptronik just inked a partnership with Mercedes-Benz to "collaborate on identifying applications for highly advanced robotics."

As TechCrunch explains in its article on the deal: "[T]hese deals are regarded as a win-win for both parties. Apptronik can demonstrate clear interest from a leading automotive name, while Mercedes signals to customers and shareholders alike that it's looking to the future. What comes next is what really matters. Should the pilot go well, causing the carmaker to put in a big order, that would be a massive feather in Apptronik's cap — and the industry at large.

Humanoids have been drawing massive investor interest of late, as evidenced by Figure's recent jaw-dropping $675 million raise. The next couple of years will be vitally important for the continued success of these firms, as they look to prove out meaningful ROI."

Congrats to our friends at Apptronik on this exciting opportunity!



Reserve your PSYONIC shares in a possible upcoming fundraising round.

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.

03.09.24

San Diego + Bionics

With so many great colleagues and investors in the area, we're making San Diego the bionics capital of the world. And they really came out to support us at our Shark Tank watch party last month. Dozens of people cheered us on as we scored our offer from Lori, Daymond, and Kevin!

You can reserve shares in a possible upcoming fundraising round.

Portfolio
Settings
Log Out










PSYONIC

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.

03.05.24

PSYONIC in DC

RESERVE SHARES IN PSYONIC TODAY.

CEO Aadeel Akhtar spent yesterday in Washington D.C. meeting with the staffs of Senator Alex Padilla and Representatives Sara Jacobs, Scott Peters, and Ken Calvert to focus attention on the next generation of bionic limb technologies for veterans and civilians that PSYONIC is developing with our partners. We're excited to turn San Diego into the bionics capital of the world and deliver life-changing prosthetic devices around the world.

MISS OUR SHARK TANK APPEARANCE. WATCH NOW WITHOUT A SUBSCRIPTION.



NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.

02.26.24

Shark Tank Recap

CHECK OUT OUR SHARK TANK PHOTOS BELOW!

PSYONIC CEO Dr. Aadeel Akhtar and Ability Hand user retired U.S. Army Sgt. Garrett Anderson appeared on the February 23 episode of ABC's hit television series Shark Tank. The segment ended with Lori Greiner, Daymond John, and Kevin O'Leary offering to split a $1 million investment in the company, which makes bionic hands for people with limb differences and humanoid robots.

WATCH THE PSYONIC EPISODE OF SHARK TANK ON ABC.COM OR HULU.

"Pitching to the sharks was such an exhilarating experience, and to have three of them bite made it all the more exciting," said Dr. Akhtar, who earned his undergraduate degree at Loyola University Chicago and master's and PhD at the University of Illinois Urbana-Champaign.

"We were thrilled that Lori, Daymond, and Kevin understood our vision and were ready to get involved. It's a real validation of our ability to deliver the fastest and most durable bionic hand to the people who need it at an affordable price, while building an exciting cutting-edge company."

The group of sharks offered $1 million for the equivalent of six percent of the company. However, because the shares would be a combination of common shares and advisory shares, PSYONIC's valuation would be set at $50 million. This is the same valuation that the company had during its recently completed $3.1 million crowdfunded equity raise on StartEngine. As Dr. Akhtar said on the episode, "We want to protect our valuation. We want to protect our investors."

The deal and its details are still in progress between Dr. Akhtar and the sharks.

"I've used a lot of prosthetics in my 18 years being an amputee. They're too heavy. They're too slow. They're not functional and not durable. So [the Ability Hand] has really changed my life," Sgt. Anderson said on the show.

To show off that durability, Sgt. Anderson used his martial arts skills and the Ability Hand to break a board.

During the pitch, Greiner gave a "Wow!" when Dr. Akhtar explained that the Ability Hand is covered by Medicare and most insurance. O'Leary, meanwhile, said "absolutely a fantastic presentation" at the conclusion of the segment.

PSYONIC is a bionic technology company based in San Diego. Leveraging proprietary bionic breakthroughs, PSYONIC's Ability Hand offers those with limb differences the high-performance solution they deserve. The Ability Hand is the fastest and only multi-touch sensitive bionic hand on the market. With it, users can feel sensation from multiple areas of their bionic fingers when they touch an object. PSYONIC was founded by Dr. Aadeel Akhtar, who was named one of MIT Technology Review's top 35 Innovators Under 35 and America's Top 50 Disruptors in Newsweek.

Interested in reserving shares in a possible upcoming fundraising round? Find out more.

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.


PSYONIC
Join the
Bionic
Revolution





REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Psyonic.

JOIN THE DISCUSSION

DC

What's on your mind?

0/2500

Post

GS

George Andrew Simons
21 days ago

Is the deal on ABC Shark Tank of September 2023 signed, completed and finalized between the three ...
Show more

1 0

AA

Aadeel Akhtar
Psyonic • 19 days ago

Hi George, nothing has been finalized yet. Also, if that particular deal we're to actually go through, it would be...
Show more

0

CN

Caleb Naysmith
25 days ago

Couldn't agree more with Orion. Great presentation, super pleased all around, and I think it's great you giv...
Show more

1 0

AA

Aadeel Akhtar
Psyonic • 19 days ago

One of our thoughts was that if we're a company that's about accessibility, why not make the company itself ...
Show more

0

OT

Orion Torcellini

a month ago

First of all, fantastic presentation and subsequent negotiations with the sharks. Not engaging with cuban...
Show more

2 0

Aadeel Akhtar
Psyonic • a month ago

Thanks Orion! There were so many reasons to do equity crowdfunding too, considering that it has been the wor...
Show more

0

View 1 more reply

Show More Comments

HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.

SIGN UP — SUBMIT ORDER — FUNDS IN TRANSIT — FUNDS RECEIVED — FUNDS INVESTED

WHY STARTENGINE?

REWARDS
We want you to succeed and get the most out of your money by offering rewards and memberships!

SECURE
Your info is your info. We take pride in keeping it that way!

DIVERSE INVESTMENTS
Invest in over 200 start-ups and collectibles!

FAQS

What does it mean when I make a reservation?

Once the offering launches, how will I be notified?

Will I be charged?

Can I cancel my reservation?

StartEngine Marketplace

StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary. This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.



aadeelakhtar • Follow

aadeelakhtar Three. Shark. Deal. 💪 🦈🦈🦈 What started at @illinois1867 and moved to San Diego is creating a global bionic revolution. Growing up, I never thought that I'd be up on such a huge stage let alone making a deal with three world-renown investors. If you want to join our bionic revolution, you can reserve shares now for a potential upcoming raise. Over $200k in already: psyonic.io/invest

332 likes

February 26

Log in to like or comment.



aadeelakhtar • Follow

***NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND.

332 likes

February 26

Log in to like or comment.

Aadeel Akhtar, PhD's Post

Aadeel Akhtar, PhD
CEO, Founder at PSYONIC | 2021 MIT TR35 Innovator
3w

Three. Shark. Deal. 💪🦈🦈🦈 What started at the **University of Illinois Urbana-Champaign** and moved to San Diego is creating a global bionic revolution. Growing up, I never thought that I'd be up on such a huge stage let alone making a deal with three world-renown investors. If you want to join our bionic revolution, you can reserve shares now for a potential upcoming raise. Over $200k in already: **psyonic.io/invest**

Let's make the most advanced bionic limbs even more accessible to everyone!

More details on our Shark Tank appearance here: **https://lnkd.in/g6rPi8hy**

PSYONIC Shark Tank ABC #SharkTank #RedefiningHuman

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.







PSYONIC

February 28 at 7:28 AM ·

We've had such a strong response to our previous StartEngine raise and Shark Tank appearance that we are now giving you all the opportunity to reserve your spot in a possible upcoming fundraising round. Find out more at:

https://www.startengine.com/offering/psyonic

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.



PSYONIC
The world's first multi-touch sensing bionic hand.


Reserve Now
ON STARTENGINE
PSYONIC

psyonicinc • Follow

psyonicinc We've had such a strong response to our previous StartEngine raise and Shark Tank appearance that we are now giving you all the opportunity to reserve your spot in a possible upcoming fundraising round. Find out more at:

https://www.startengine.com/offering/psyonic

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN

36 likes

February 28

Log in to like or comment.

PSYONIC

March 4 at 8:00 AM ·

No subscription needed! You can now watch Aadeel Akhtar's appearance on Shark Tank for free on the ABC website. Check it out below.
https://abc.com/.../episode-guide/season-15/15-episode-15

Want to reserve shares in a possible upcoming PSYONIC crowdfunded equity campaign? You can! Details at: https://www.startengine.com/offering/psyonic

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.





psyonicinc • Follow

psyonicinc No subscription needed! You can now watch Aadeel Akhtar's appearance on Shark Tank for free on the ABC website. https://abc.com/.../episode-guide/season-15/15-episode-15

Want to reserve shares in a possible upcoming PSYONIC crowdfunded equity campaign? You can! Details at: https://www.startengine.com/offering/psyonic

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE

82 likes

March 4

PSYONIC
March 8 at 7:15 AM ·

With so many great colleagues and investors in the area, we're making #SanDiego the bionics capital of the world. And they really came out to support us at our Shark Tank watch party last month. Thank you all for cheering us on as we scored our offer from Lori, Daymond, and Kevin!

You can reserve shares in a possible upcoming fundraising round at: https://www.startengine.com/offering/psyonic

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.





PSYONIC
5,568 followers
1w

Reserve your spot in a possible upcoming PSYONIC fundraising round today!
https://lnkd.in/eFadNfFJ

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.

#healthcare #crowdfunding #investing #technology #startup #medtech #bionics #investors #invest


PSYONIC
The world's first multi-touch sensing bionic hand.

PSYONIC | StartEngine
startengine.com

PSYONIC
5,568 followers
2w

Great coverage of our Shark Tank ABC appearance in Benzinga from Caleb Naysmith. https://lnkd.in/g_3F9yWw

"The pitch culminated in a rare and compelling offer from three sharks: Lori Greiner, Daymond John and Kevin O'Leary. They proposed a collective investment of $1 million in PSYONIC, a testament to their belief in the company's mission and the potential of its technology.

Unlike most companies that hit the big screen, PSYONIC had some people in the audience watching for more than just entertainment. Thousands of everyday investors claimed a stake in PSYONIC from the company's latest equity crowdfunding round on StartEngine."

Want to reserve shares in a possible upcoming round? Find out more at: https://lnkd.in/eFadNfFJ

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.


SHARK

PSYONIC

5,568 followers

3w

No subscription needed! You can now watch Aadeel Akhtar, PhD's appearance on Shark Tank ABC for free. Check it out below. https://lnkd.in/gMNK9_TQ

Want to reserve shares in a possible upcoming PSYONIC crowdfunded equity campaign? You can! Details at: https://lnkd.in/eFadNfFJ

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.



Watch Shark Tank Season 15 Episode 15 Episode 15 Online

abc.com

5,568 fol

View Pr

Explore

Sales

Marketin

Business

HR Mana

Content

Engineer

Soft Skill

See All

Great coverage of our Shark Tank appearance in Benzinga!
https://www.benzinga.com/.../kevin-oleary-daymond-john...

"The pitch culminated in a rare and compelling offer from three sharks: Lori Greiner, Daymond John and Kevin O'Leary. They proposed a collective investment of $1 million in PSYONIC, a testament to their belief in the company's mission and the potential of its technology.

Unlike most companies that hit the big screen, PSYONIC had some people in the audience watching for more than just entertainment. Thousands of everyday investors claimed a stake in PSYONIC from the company's latest equity crowdfunding round on StartEngine."

Want to reserve shares in a possible upcoming round? Find out more at:
https://www.startengine.com/offering/psyonic

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.


SHARK

Instagram

Log In Sign Up



psyonicinc • Follow

psyonicinc Reserve your spot in a possible upcoming PSYONIC fundraising round today! https://www.startengine.com/offering/psyonic

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. “RESERVING” SHARES IS SIMPLY AN INDICATION OF INTEREST.

79 likes

7 days ago

PSYONIC

Friday, February 23, 8 eastern and pacific/7 central

Watch Us on Shark Tank

Tomorrow's the big day! Watch CEO Aadeel Akhtar and retired Army Sgt. Garrett Anderson on Shark Tank on ABC. The episode will air at 8pm eastern and pacific/7pm central and will be available the next day on Hulu and the ABC website. Don't miss it!


PSYONIC
Join the
Bionic
Revolution



Join the Pre- and Post-Show Party

Can't make it to San Diego to watch Shark Tank with the PSYONIC team? They'll be hanging out on Zoom before and after the show airs to celebrate and talk about the experience. We'll start at 7:45pm eastern/4:45pm pacific. Hope to see you there!

Sign up for the Pre-Show Party



Reserve Your Spot

We've had such a strong response to our previous StartEngine raise and Shark Tank appearance that we are now giving you all the opportunity to reserve your spot in a possible future fundraising round. Find out more at:

https://www.startengine.com/offering/psyonic

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.

Reserve Now

Get your Ability Hand today.

PSYONIC

'A Fantastic Presentation'

Three Sharks Bite on PSYONIC

PSYONIC CEO Dr. Aadeel Akhtar and Ability Hand user retired U.S. Army Sgt. Garrett Anderson appeared on the February 23 episode of ABC's hit television series Shark Tank. The segment ended with Lori Greiner, Daymond John, and Kevin O'Leary offering to split a $1 million investment in the company, which makes bionic hands for people with limb differences and humanoid robots.

WATCH THE PSYONIC EPISODE OF SHARK TANK ON ABC.COM OR HULU.



“Pitching to the sharks was such an exhilarating experience, and to have three of them bite made it all the more exciting,” said Dr. Akhtar, who earned his undergraduate degree at Loyola University Chicago and master’s and PhD at the University of Illinois Urbana-Champaign.

“We were thrilled that Lori, Daymond, and Kevin understood our vision and were ready to get involved. It’s a real validation of our ability to deliver the fastest and most durable bionic hand to the people who need it at an affordable price, while building an exciting cutting-edge company.”

Read the Full Story



Reserve Your Spot

We've had such a strong response to our previous StartEngine raise and Shark Tank appearance that we are now giving you all the opportunity to reserve your spot in a possible future fundraising round. Find out more at:

https://www.startengine.com/offering/psyonic

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.

Reserve Now


PSYONIC

[Get your Ability Hand today.]

PSYONIC

Check it out!

Watch Aadeel Pitch the Sharks

No subscription needed! You can watch CEO Aadeel Akhtar's appearance on Shark Tank for free. Go to: https://abc.com/shows/shark-tank/episode-guide/season-15/15-episode-15

Want to reserve shares in a possible upcoming PSYONIC crowdfunded equity campaign? You can! Details at: https://www.startengine.com/offering/psyonic

Reserve Now



Reserve Shares

are giving you all the opportunity to reserve your spot in a possible upcoming fundraising round.

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SHARES IS SIMPLY AN INDICATION OF INTEREST.

Reserve Now

Get your Ability Hand today.
